UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SONOSITE, INC.

(Name of Subject Company)

SONOSITE, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

83568G104

(CUSIP Number of Class of Securities)

Kevin M. Goodwin

President and Chief Executive Officer

21919 30th Drive S.E.

Bothell, WA 98021

(425) 951-1200

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stephen M. Graham

Alan C. Smith

Fenwick & West LLP

1191 Second Avenue, 10th Floor

Seattle, WA 98101

(206) 389-4510

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company is SonoSite, Inc., a Washington corporation (the “Company” or “SonoSite”). The principal executive offices of the Company are located at 21919 30th Drive S.E., Bothell, Washington 98021. The telephone number for the Company at that address is (425) 951-1200.

(b) Securities. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with each Exhibit and Annex hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (“Common Stock”). As of the close of business on January 10, 2012, (i) 14,100,874 shares of Common Stock were issued and outstanding, (ii) no shares of the Company’s preferred stock, par value $1.00 per share (“Preferred Stock”) were issued and outstanding, (iii) 1,040,087 shares of Common Stock were subject to outstanding options granted under (A) the Company’s 1998 Stock Option Plan, as amended and restated (the “1998 Option Plan”), (B) the Company’s 1998 Nonofficer Employee Stock Option Plan, as amended and restated (the “1998 Nonofficer Option Plan”), (C) the Company’s Nonemployee Director Stock Option Plan, as amended and restated (the “Nonemployee Option Plan”), (D) the Company’s Amended and Restated 2005 Stock Incentive Plan (the “2005 Plan”), (E) the Company’s Visual Sonics 2010 Equity Incentive Plan (the “2010 Plan”), and (F) any other compensatory equity award plans or contracts of the Company, including option plans or contracts assumed by the Company pursuant to a merger or acquisition (collectively, the “Company Equity Plans”), (iv) 749,772 shares of Common Stock were subject to outstanding restricted stock units granted under the Company Equity Plans, and (v) 1,121,364 shares of Common Stock were subject to outstanding warrants to purchase Common Stock.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above and incorporated herein by reference.

(b) Tender Offer. This Schedule 14D-9 relates to a tender offer by Salmon Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of FUJIFILM Holdings Corporation, a Japanese corporation (“FUJI”), to purchase all of the outstanding shares of Common Stock (the “Shares”) at a purchase price of $54.00 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 17, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitutes the “Offer”) contained in the Tender Offer Statement on Schedule TO, dated January 17, 2012 (as amended or supplemented from time to time, the “Schedule TO”) filed by Purchaser with the Securities and Exchange Commission on January 17, 2012. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made in connection with, and subject to the terms and conditions of, the Agreement and Plan of Merger, dated as of December 15, 2011 (the “Agreement Date”), by and among Purchaser, FUJI and the Company (as such agreement may be amended from time to time, the “Merger Agreement”). The Offer is conditioned upon, among other things, (a) there being validly tendered and not withdrawn prior to the expiration of the Offer the number of Shares which, together with the Shares then owned by FUJI and its subsidiaries, including Purchaser, represents at least a majority of the outstanding Shares on the date of the Purchase (taking into account all Shares that the Company would be required to issue pursuant to the conversion or exchange of options, rights and securities that are then convertible into or then exercisable for the Shares), (b) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or being terminated prior to the expiration of the Offer, and (c) merger control approval by the German Federal Cartel Office (the “FCO”) having been obtained or the relevant waiting period under the German Act Against Restraints of Competition (the “ARC”) having expired without a decision by the FCO.

The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, either (a) Purchaser will merge with and into the Company, with the Company as the surviving corporation in the merger (the “Long-form Merger”) or (b) in the event (i) FUJI and Purchaser acquire at least 90% of the issued and outstanding Shares, including pursuant to the exercise of the Top-Up Option (as defined below), and (ii) after consummation of the Offer, FUJI elects to cause a merger of the Company into Purchaser, the Company will merge with and into Purchaser, with Purchaser as the surviving corporation in the merger under the “short form” merger procedure in accordance with the relevant portions of the Washington Business Corporation Act (the “WBCA”) (the “Short-Form Merger,” and either the Long-Form Merger or the Short-Form Merger, the “Merger”). Each share of Common Stock that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than shares of Common Stock that are held by (a) Purchaser, FUJI and the Company (or any subsidiary thereof), which will be canceled, and (b) any Company shareholder, if any, who properly exercises his, her or its dissenters’ rights with respect to such shares under the WBCA). Following the effective time of the Merger (the “Effective Time”), the surviving corporation that will continue as an indirect wholly owned subsidiary of FUJI is referred to in this Schedule 14D-9 as the “Surviving Corporation”. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The summaries of provisions of the Merger Agreement or the effect of the Merger herein are qualified in their entirety by the terms of the Merger Agreement.

As set forth in the Schedule TO, the address of the principal executive offices of FUJI is 9-7-3, Akasaka, Minato-ku, Tokyo 107-0052, Japan and their telephone number is +81-3-6271-1111. The principal executive offices of Purchaser are located at 200 Summit Lake Drive, Valhalla, New York 10595-1356.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule 14D-9 (the “Information Statement”) as Annex I and incorporated herein by reference, or as otherwise incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (a) the Company’s executive officers, directors or affiliates; or (b) FUJI, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the shareholders of the Company (the “Shareholders”) pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with Purchaser’s right to designate persons to the Board of Directors of the Company (the “Board”), following the Purchaser’s initial acceptance for payment of Shares tendered pursuant to the Offer (such time hereinafter referred to as the “Appointment Time”).

Any information contained in the documents incorporated by reference in this Item 3 shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained in this Item 3 modifies or supersedes such information.

(a)	Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of the Company’s directors, executive officers and affiliates are described in the Information Statement. Certain members of management and the Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from and in addition to their interests as Shareholders generally.

These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. Consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to executive officers and directors of the Company relating to certain benefits, as described below.

Consideration for Common Stock Tendered Pursuant to the Offer and Equity Awards Held

If the non-employee directors (Robert H. Hauser, M.D., Carmen L. Diersen, Steven R. Goldstein, M.D., Paul V. Haack, Rodney F. Hochman, M.D., Richard O. Martin, Ph.D. and William G. Parzybok, Jr.) and the executive officers of the Company (Kevin M. Goodwin, Anil Amlani, John W. Sparacio, James M. Gilmore and Diku Mandavia, M.D.) were to tender the shares of Common Stock they own for purchase by Purchaser pursuant to the Offer, they would receive the same cash consideration for their shares of Common Stock and on the same terms and conditions as the other Shareholders who tender their shares of Common Stock for purchase by Purchaser in the Offer. Any outstanding shares of Common Stock not tendered in the Offer will be converted in the Merger into the right to receive cash in an amount equal to the Offer Price, without interest and less any required withholding taxes.

In addition, pursuant to the Merger Agreement, all outstanding options and restricted stock units, whether vested or unvested, held by the non-employee directors and executive officers of the Company, will become fully vested and cancelled at the Appointment Time. All outstanding stock options that have an exercise price equal to or greater than the Offer Price will be cancelled or expired without any cash payment or issuance of other securities being made. All outstanding stock options that have a per share exercise price less than the Offer Price and all outstanding restricted stock units will be converted in the Merger into the right to receive cash in an amount from the Company as set forth in the Merger Agreement. For a further description of the treatment of stock options and restricted stock units held by the directors and executive officers of the Company, see below under the heading “Effect of the Merger on Stock Options and Restricted Stock Units.” As of January 10, 2012, the Company’s directors and executive officers (including affiliates and affiliated investment entities whose beneficial ownership is attributable to them) held in the aggregate 1,265,504 shares of Common Stock (including 592,303 shares attributable and subject to outstanding stock options that have an exercise price less than the Offer Price and 235,028 shares attributable and subject to outstanding restricted stock units) and if they were to tender all of their shares of Common Stock (including shares attributable and subject to outstanding stock options that have an exercise price less than the Offer Price and shares attributable and subject to outstanding restricted stock units) for purchase pursuant to the Offer, and those shares of Common Stock were purchased by Purchaser at the Offer Price, they would receive an aggregate of approximately $51.9 million, without interest and less any required withholding taxes in the Offer.

Director Agreements with the Company

See section below entitled “Director and Officer Indemnification and Insurance.”

Executive Officer Agreements with the Company

The Company is a party to senior management employment agreements with certain of its named executive officers (Kevin M. Goodwin, John W. Sparacio, James M. Gilmore and Diku Mandavia, M.D.) that provide for certain payments and benefits upon a termination of employment by the Company following a change in control (as described in the Information Statement incorporated herein by reference) and/or subsequent to termination of employment. The description of the employment agreements entered into with the Company’s named executive officers is qualified in its entirety by reference to the form senior management employment agreements filed as Exhibit (e)(19), which is incorporated herein by reference.

In May 2010, Anil Amlani entered into an employment agreement with VisualSonics Inc., which the Company assumed in connection with our acquisition of VisualSonics Inc. (the “2010 Employment Agreement”). Mr. Amlani became our Chief Financial Officer effective January 2, 2012. Under the 2010 Employment Agreement, if Mr. Amlani is terminated without cause (as such term is defined in the 2010 Employment Agreement), he will be entitled to (x) a lump sum payment of twelve (12) months’ base salary, as then in effect, plus one (1) additional month of base salary for each year of completed service with VisualSonics, Inc. and (y) the continuation of group benefits coverage for the minimum period required under applicable law. Mr. Amlani’s outstanding options and restricted stock units under the 2010 Plan are subject to accelerated vesting at the Appointment Time as described below in “Effect of the Merger on Stock Options and Restricted Stock Units” and “Potential Payments on Change in Control.” Mr. Amlani has not entered into a senior management employment agreement with the Company.

Marcus Smith resigned as our Chief Financial Officer effective as of January 2, 2012, pursuant to a letter agreement regarding the terms of Mr. Smith’s transition and separation, dated as of December 27, 2011 (as described in the Information Statement incorporated herein by reference)(the “Interim Agreement”).

Potential Executive Officer Employment Agreements Following the Merger

Beginning on December 9, 2011, representatives of FUJI have had discussions with certain executive officers of the Company regarding their continued service with the Company following the Effective Time of the Merger. These discussions between representatives of FUJI and these executive officers have continued following the execution of the Merger Agreement, and may result in the execution of new employment agreements that would become effective as of and subject to the closing of the Merger.

Effect of the Merger on Stock Options and Restricted Stock Units

At the Appointment Time, each outstanding Company stock option, whether vested or unvested, will become fully vested and cancelled and (i) in the case of a Company stock option having a per share exercise price less than the Offer Price, the holder thereof will have the right to receive from the Company for each share of the Company’s common stock subject to such Company stock option immediately prior to the Appointment Time an amount (subject to any applicable withholding tax) in cash in U.S. dollars equal to the product of (A) the number of shares of the Company’s common stock subject to such Company stock option immediately prior to the Appointment Time and (B) the amount by which the Offer Price exceeds the per share exercise price of such Company stock option, or (ii) in the case of any Company stock option having a per share exercise price equal to or greater than the Offer Price, without the payment of cash or issuance of other securities in respect thereof. The cancellation of a Company stock option as provided in the immediately preceding sentence will be deemed a release of any and all rights the holder thereof had or may have had in respect of such Company stock option.

At the Appointment Time, each Company restricted stock unit, whether vested or unvested, that is outstanding immediately prior thereto will become fully vested and will be converted automatically into the right to receive an amount (subject to any applicable withholding tax) in cash in U.S. dollars equal to the product of (i) the total number of such Shares subject to such Company restricted stock unit and (ii) the Offer Price.

The following table sets forth the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of his or her outstanding stock options and outstanding restricted stock units at the Appointment Time, pursuant to the Merger Agreement.

Name	Number of Shares Subject to Options	Weighted Average Exercise Price Per Share	Number of Shares Subject to Restricted Stock Units	Total Number of Shares Subject to Stock Options and Restricted Stock Units to be Cashed Out	Consideration Payable in Respect of Stock Options and Restricted Stock Units
Kevin M. Goodwin	241,059	$22.40	40,000	281,059	$9,773,070
Anil Amlani	86,543	$27.45	87,535	174,078	$7,012,352
James M. Gilmore	22,500	$16.44	17,000	39,500	$1,760,720
Diku Mandavia, M.D.	—	$—	25,500	25,500	$1,373,430
John W. Sparacio	30,000	$28.63	30,000	60,000	$2,376,900
Carmen L. Diersen	35,000	$32.84	4,999	39,999	$1,009,972
Steven R. Goldstein, M.D.	65,000	$24.22	4,999	69,999	$2,205,096
Paul V. Haack	25,000	$35.31	4,999	29,999	$736,396
Robert G. Hauser, M.D.	45,000	$29.45	4,999	49,999	$1,374,095
Rodney F. Hochman, M.D.	—	$—	4,999	4,999	$269,246
Richard O. Martin, Ph.D.	—	$—	4,999	4,999	$269,246
William G. Parzybok, Jr.	42,201	$27.89	4,999	47,200	$1,371,110

Potential Payments Upon Change in Control

See section above entitled “Executive Officer Agreements with the Company.”

Also, see section above entitled “Effect of the Merger on Stock Options and Restricted Stock Units.”

The Company maintains the 2005 Employee Stock Purchase Plan (the “2005 ESPP”) in which all employees that are employed by the Company or any designated subsidiary (as such term is defined in the 2005 ESPP) who are treated as employees of the Company for payroll tax purposes and who are customarily employed for at least 20 hours per week and more than five months in any calendar year are eligible to participate. As of the closing of business on January 6, 2012, there were no employees participating in the 2005 ESPP.

Employee Matters

Under the Merger Agreement, the Company is required to take all commercially reasonable actions to ensure that, as of the Appointment Time, (i) the Company’s stock option or other equity incentive plans terminate and (ii) no holder of a Company equity award or any participant in any Company’s stock option or other equity incentive plan or any other employee incentive or benefit plan, program or arrangement or any non-employee director plan maintained by the Company has any rights to acquire, or other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their subsidiaries, except the right to receive the payments contemplated by the Merger Agreement. No later than ten days after the Appointment Time, the Company will pay the payments described above, without interest, to each holder of a Company stock option and to each holder of a Company restricted stock unit.

At FUJI’s written request provided no later than five business days prior to the closing of the Offer, the Company shall terminate, effective as of the day immediately preceding the date the Company becomes a member of the same Controlled Group of Corporations (as defined in Section 414(b) of the Internal Revenue Code) as FUJI, any and all 401(k) plans maintained by the Company or any of its subsidiaries.

The Merger Agreement provides that, from and after the Effective Time and for a period of at least 12 months thereafter, FUJI will cause Surviving Corporation to provide to all employees of the Company or any of its subsidiaries immediately prior to the Effective Time who continue their employment with the Company or any of its subsidiaries, compensation and benefits that are in the aggregate, substantially comparable to the compensation and benefits being provided to such employees by the Company immediately prior to the Effective Time under the Company’s employee benefit plans (in each case, excluding any equity-based or non-qualified deferred compensation plans, programs, agreements or arrangements). FUJI is obligated to cause the Surviving Corporation to give such employees credit for all service with the Company or its U.S. subsidiaries for purposes of determining their rate of vacation accrual under the standard vacation program of the Surviving Corporation, for purposes of severance benefits under the Surviving Corporation’s severance plans or programs, and for eligibility of participation and vesting (but not benefit accrual) in any 401(k) plan of FUJI or the Surviving Corporation; service credit for all other purposes shall begin at the Effective Time.

The Merger Agreement further provides that from the Effective Time and through the first anniversary thereof, FUJI shall cause the Surviving Corporation to: (i) honor in accordance with their terms as in effect immediately prior to the Effective Time and provide the severance benefits under the severance plans or programs maintained by the Company or any of its subsidiaries, and shall recognize for such purposes continuous service with the Company or its subsidiaries, including predecessor employers, of participating continuing employees under such plans, but in all cases solely to the extent such service would have been recognized by the Company immediately prior to the Effective Time; and (ii) honor, in accordance with their terms as in effect immediately prior to the Effective Time, all existing employment, change of control, severance and retention arrangements between the Company or any of its subsidiaries, on the one hand, and any current or former employee, director or consultant of the Company or any of its subsidiaries, on the other hand, as in effect on the date of the Merger Agreement. Notwithstanding anything to the contrary in the Merger Agreement, nothing in the Merger Agreement (i) prohibits FUJI or its subsidiaries from amending or terminating any employee benefits plans, so long as such amendment or termination complies with the terms of such employee benefit plans, including specifically obtaining any necessary or required consents, or interfere with the right or obligation of FUJI or its subsidiaries to make changes to the Company’s employee benefit plans as are necessary to conform with applicable law or (ii) limits the right of FUJI or its subsidiaries to terminate the employment of any employee at any time.

Director and Officer Indemnification and Insurance

The Company’s articles of incorporation contain provisions that limit the liability of its directors for monetary damages to the fullest extent permitted by the WBCA. Consequently, the Company’s directors will not be personally liable to the Company or the Shareholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any acts or omissions of the director or officer finally adjudged to be intentional misconduct or a knowing violation of law;

•	any conduct of the director or officer finally adjudged to be in violation of RCW 23B.08.310; or

•

any transaction with respect to which it was finally adjudged that such director or officer personally received a benefit in money, property, or services to which the director or officer was not legally entitled.

The Company’s articles of incorporation provide that the Company is required to indemnify its directors, officers, employees or agents to the fullest extent permitted by the WBCA. Any repeal of or modification to the Company’s articles of incorporation may not adversely affect any right or protection of a director or executive officer for or with respect to any acts or omissions of such director or executive officer occurring prior to such amendment or repeal. The Company’s articles of incorporation also provide that the Company must advance expenses incurred by a director or executive officer in advance of the final disposition of any action or proceeding. In addition, the Company has entered into agreements to indemnify its directors, executive officers and other employees as determined by the Board. These agreements provide for indemnification for losses, claims, damages (compensatory, exemplary, punitive or otherwise), liabilities or related expenses incurred by any of these individuals in any action or proceeding. The Company believes that these articles of incorporation provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers. The Company also maintains directors’ and officers’ liability insurance. The description of the indemnification agreements entered into with the Company’s directors and executive officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(21), which is incorporated herein by reference.

The Merger Agreement provides that for six years after the Effective Time, FUJI shall, and shall cause the Surviving Corporation and its subsidiaries to, honor and fulfill in all respects the obligations of the Company and its subsidiaries under any and all indemnification agreements in effect immediately prior to the Appointment Time between the Company or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its subsidiaries prior to the Appointment Time (the “Indemnified Parties”). In addition, for a period of six years following the Effective Time, FUJI shall (and shall cause the Surviving Corporation and its subsidiaries to) (i) cause the articles of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the articles of incorporation and bylaws (or other similar organizational documents) of the Company and its subsidiaries immediately prior to the Appointment Time, and during such six-year period, such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who were covered by such provisions, except as required by applicable law, and (ii) honor and fulfill the obligations of the Company under any indemnification agreements in effect as of the date of the Merger Agreement between the Company and any Indemnified Party; provided, however, that in the event any claim or claims are asserted or made within such period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

The Merger Agreement also provides that for six years after the Effective Time, FUJI shall, or shall cause the Surviving Corporation and its subsidiaries to, advance expenses (including reasonable legal fees and expenses) incurred in the defense of any claim, action, suit, proceeding or investigation with respect to any matters, following request in writing from the applicable director or officer, and subject to indemnification pursuant to the procedures set forth, and to the extent provided in the articles of incorporation and bylaws (or other similar organizational documents) of the Company and its subsidiaries immediately prior to the Appointment Time; provided, however, that any person to whom expenses are advanced undertakes, to the extent required by the articles of incorporation and bylaws (or other similar organizational documents) of the Company and its subsidiaries immediately prior to the Appointment Time or the WBCA, to repay such advanced expenses to FUJI or the Surviving Corporation as soon as reasonably practicable if it is ultimately determined that such person is not entitled to indemnification.

The Merger Agreement also provides that for six years after the Effective Time, FUJI and the Surviving Corporation shall maintain in effect the Company’s current directors’ and officers’ liability insurance (the “D&O Insurance”) in respect of acts or omissions occurring at or prior to the Appointment Time, covering each person covered by the D&O Insurance immediately prior to the Appointment Time, on terms with respect to the coverage, retention, limitations of liability and amounts no less favorable, in the aggregate, than those of the D&O Insurance in effect on the date of the Merger Agreement and with an insurance company with the same or better credit rating as the insurance company providing the current D&O Insurance; provided, however, that the Surviving Corporation may, at its option, (i) substitute therefor policies of FUJI, the Surviving Corporation or any of their respective subsidiaries containing terms with respect to coverage, retention, limitations of liability and amounts no less favorable, in the aggregate, to such persons than the D&O Insurance or (ii) request that the Company obtain such extended reporting period coverage under its existing insurance program (to be effective as of the Effective Time), provided further, however, that FUJI and the Surviving Corporation shall not be obligated to pay annual premiums in excess of 250% of the amount paid by the Company for coverage for its last full fiscal year (such 250% amount, the “Maximum Annual Premium”), provided further, that if the annual premiums of such insurance coverage exceed such amount, FUJI and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Appointment Time, FUJI or the Company may purchase a six-year “tail” prepaid policy on the D&O Insurance containing terms with respect to coverage, retention, limitations of liability and amounts no less favorable, in the aggregate, than the D&O Insurance in effect on the Agreement Date and with an insurance company with the same or better credit rating as the insurance company providing the current D&O Insurance. In the event that FUJI shall purchase such a “tail” policy prior to the Appointment Time, FUJI and the Surviving Corporation shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder through such six-year period, in lieu of all other obligations of FUJI and the Surviving Corporation under the first sentence of this paragraph for so long as such “tail” policy shall be maintained in full force and effect.

(b)	Arrangements with Purchaser and FUJI.

Merger Agreement

The summary of the Merger Agreement contained in Section 10 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase, which is filed as Exhibit (a)(1)(A), are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) and is incorporated herein by reference.

Confidentiality Agreement

The Company and FUJIFILM Corporation, a wholly owned subsidiary of FUJI (“FUJIFILM”) entered into a Confidentiality Agreement dated as of August 26, 2011 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the Company and FUJIFILM agreed to furnish the other party, on a confidential basis, with certain information concerning their respective businesses in connection with the evaluation of a possible transaction between the Company and FUJI. The parties also agreed to limitations on the use or benefit of the confidential information exchanged.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation Recommendation.

At a meeting on December 14, 2011, the Board unanimously: (1) determined that the Merger Agreement is advisable and fair to, and in the best interest of, the Company and the Shareholders; (2) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are in the best interests of the Company and the Shareholders; and (3) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Board unanimously recommends that the Shareholders accept the Offer, tender their shares of Common Stock pursuant to the Offer, and, if required under the WBCA, approve the Merger Agreement.

A letter to the Shareholders from the Company’s President and Chief Executive Officer communicating the Board’s recommendation is filed herewith as Exhibit (a)(2)(A) and is incorporated herein by reference in its entirety.

(b)	Background of the Offer and Reasons for the Board’s Recommendation.

Background of the Offer

In the ordinary course of business, SonoSite’s board of directors and senior management regularly evaluate SonoSite’s business and operations, long-term strategic goals and alternatives, and prospects as an independent company. SonoSite’s board of directors and management team have regularly reviewed and assessed trends and conditions affecting SonoSite and its industry, the competitive environment and SonoSite’s future prospects. As part of its ongoing review of SonoSite, its business and its position in its industry, SonoSite’s board of directors also regularly reviews the strategic alternatives available to SonoSite, including, among other things, possible strategic combinations and acquisitions.

On July 21, 2011, Kevin M. Goodwin received an email inquiry from Company A. The email transmitted a letter that expressed a desire to discuss and explore strategic combinations and alternatives between Company A and SonoSite. On July 22, 2011, Mr. Goodwin received a letter from FUJIFILM, that expressed a desire to discuss and consider strategic alternatives, including the possibility of a business combination, between FUJI and SonoSite. Neither of these inquiries was solicited by SonoSite, but they were suggested by GCA Savvian Advisors, LLC (“GCA Savvian”) in the course of meetings between GCA Savvian and each of Company A and FUJI.

During the course of the next week, Mr. Goodwin also was contacted both by email and telephone by Company B, without solicitation. Company B expressed interest in discussing strategic alternatives and possible transactions, including a business combination, between SonoSite and Company B.

On August 9, 2011, Mr. Goodwin traveled to Japan for a pre-arranged dinner meeting with Company C. During the course of dinner, the parties discussed strategic alternatives, including the possibility of a business combination, between SonoSite and Company C.

On August 10, 2011, during the same visit to Japan, Mr. Goodwin met with representatives of FUJI over lunch. During the course of the lunch, the parties discussed SonoSite’s technology and market opportunities, as well as the possibility of a strategic transaction, including a business combination, between SonoSite and FUJI.

On August 17, 2011, in response to the email inquiry from Company A, Mr. Goodwin had a dinner meeting with a representative of Company A. During the course of the dinner meeting, the parties discussed various aspects of SonoSite’s and Company A’s business, as well as the possibility of a strategic transaction, including a business combination, between SonoSite and Company A.

On August 23, 2011, a representative of Company B visited SonoSite’s offices for a meeting with Mr. Goodwin, during which the parties discussed various aspects of SonoSite’s and Company B’s business, as well as the possibility of a strategic transaction, including a business combination, between SonoSite and Company B.

During the remainder of August, SonoSite received additional inquiries from potential acquirers, including inquiries from Company D, and Company E. Neither of these inquiries was solicited by SonoSite. Mr. Goodwin held numerous discussions during August 2011 with various members of SonoSite’s board of directors to keep them updated on developments.

In light of the interest from multiple parties, the SonoSite’s board of directors determined to engage a financial advisor and to initiate an organized process to explore a possible strategic transaction, including a possible business combination, involving SonoSite. SonoSite’s board of directors evaluated other potential candidates, and on October 11, 2011, the SonoSite’s board of directors selected J.P. Morgan Securities LLC (“J.P. Morgan”) and GCA Savvian to serve as financial advisers for the transaction and approved the terms of their engagement by unanimous written consent. SonoSite subsequently executed engagement agreements with each of J.P. Morgan and GCA Savvian. J.P. Morgan and GCA Savvian were engaged as exclusive co-advisors, with J.P. Morgan playing a lead role and GCA Savvian assisting in particular with contacts and resources in Japan and Asia. With advice and consultation from J.P. Morgan, GCA Savvian and Fenwick & West LLP, counsel to SonoSite (“Fenwick & West”), SonoSite’s board of directors determined to conduct a two-stage exploration process, consisting of preliminary diligence and the receipt of indicative bids in stage one and more extensive diligence and final bids in stage two. Beginning on August 22, 2011 and continuing through

September 25, 2011, at the direction of SonoSite’s board of directors, J.P. Morgan contacted ten large strategic companies to determine their potential interest in SonoSite. Of these companies, four declined to participate and each of the remaining six (FUJI, Company A, Company B, Company C, Company D and Company E) agreed to participate and executed confidentiality agreements with SonoSite. Each of these parties executed SonoSite’s proposed form of confidentiality agreement, with minor changes negotiated between SonoSite and each respective party. The confidentiality agreements executed between SonoSite and each of FUJIFILM, Company A, Company C, Company D and Company E all included a customary “standstill” provision, with a term ranging from 12 months to 24 months. All of these standstill provisions terminated by their terms as a result of the execution of the merger agreement between SonoSite and FUJI and, as of the date hereof, no longer have force or effect. The confidentiality agreement signed with Company B did not include a standstill provision, but Company B was informed that it would not be permitted access to SonoSite’s full electronic data room in stage two of the process unless it executed an acceptable standstill agreement with SonoSite.

In addition, four additional companies, including Company F, contacted J.P. Morgan without solicitation to investigate the possibility of acquiring SonoSite. Of these new unsolicited contacts, three ultimately declined to proceed further and the remaining one, Company F, executed a confidentiality agreement with SonoSite in substantially the same form as the confidentiality agreement signed by the other parties on October 25, 2011.

On August 30, 2011 and August 31, 2011, SonoSite hosted representatives from FUJI. Mr. Goodwin and SonoSite’s senior management discussed with the representatives of FUJI the companies’ respective technologies and business capabilities.

On September 5, 2011, a representative from Company A visited Mr. Goodwin at SonoSite’s offices to discuss the companies’ respective long-term technology plans and strategies. The meeting was accompanied by a tour of SonoSite’s headquarters and manufacturing facility.

On September 16, 2011 (Japan time), SonoSite management conducted a video conference with additional representatives of FUJI. SonoSite management and the representatives of FUJI discussed their respective technologies and strategic plans. On September 19, 2011, Mr. Goodwin met with representatives of Company C in Los Angeles, California, to discuss strategic possibilities between their respective companies. On September 22, 2011, representatives of Company B traveled to Bothell, Washington to meet with SonoSite to discuss their companies’ respective long-term technology plans and strategies. The meeting was accompanied by a tour of SonoSite’s headquarters and manufacturing facility.

On September 22, 2011, J.P. Morgan delivered a process letter to the interested parties who had signed a confidentiality agreement with SonoSite (FUJIFILM, Company A, Company C, Company D and Company E) and on October 5, 2011, J.P. Morgan delivered a process letter to Company B and Company F, in each case, instructing them to submit written preliminary, non-binding indications of interest no later than 5:00 P.M. (Pacific Standard Time) on October 13, 2011.

On September 23, 2011, representatives of Company D visited with representatives of SonoSite in Kirkland, Washington to discuss with senior management their companies’ respective technologies and strategic plans. The meeting was followed by a tour of SonoSite’s headquarters and manufacturing facility in Bothell, Washington.

Between September 23, 2011 and October 13, 2011, SonoSite shared preliminary due diligence information with the parties that had signed confidentiality agreements. In addition, on September 27, 2011, a representative of FUJI met with Mr. Goodwin and other representatives of SonoSite at SonoSite headquarters to continue to discuss a possible transaction and conduct preliminary due diligence regarding SonoSite. On October 3 and 4, 2011, SonoSite management met with representatives of Company C at the Woodmark Hotel in Bellevue, Washington, and on October 3, 2011, representatives of Company C toured SonoSite’s headquarters and manufacturing facility in Bothell, Washington. On October 4, 2011, SonoSite Management held a dinner meeting with representatives of Company D at the Heathman Hotel, Kirkland, Washington, with additional meetings at

SonoSite headquarters the following day. All such meetings with representatives of Company C and Company D were for the purpose of additional discussions regarding a possible transaction and to permit these bidders to conduct preliminary due diligence regarding SonoSite.

No representatives from Company E or Company F visited SonoSite or held in person meetings with SonoSite representatives prior to the October 13, 2011 proposal deadline.

On October 12, 2011, Company B contacted J.P. Morgan to advise them that Company B was no longer interested in pursuing a possible acquisition of SonoSite.

On October 13, 2011, SonoSite received the following written preliminary, non-binding indications of interest from the following interested parties:

•	FUJI, through FUJIFILM, proposed to acquire SonoSite at a price of $47.00 in an all cash transaction;

•	Company A proposed to acquire SonoSite at a price in the range of $43.00 to $47.00 in an all cash transaction;

•	Company C proposed to acquire SonoSite at a price of $41.50 in an all cash transaction;

•	Company D proposed to acquire SonoSite at a price in the range of $42.00 to $48.00 in an all cash transaction; and

•	Company F proposed to acquire SonoSite at a price in the range of $43.00 to $46.00 in an all cash transaction.

In addition, on October 17, 2011, SonoSite received a preliminary, non-binding indication of interest from Company E proposing to acquire SonoSite at a price in the range of $35.64 to $39.29 per share in an all cash transaction.

On October 17, 2011, SonoSite’s board of directors held a meeting at SonoSite’s corporate headquarters in Bothell, Washington, to review and discuss the various preliminary, non-binding proposals and the proposed process for reviewing final bids. J.P. Morgan provided the SonoSite’s board of directors with a presentation regarding SonoSite, the companies that had submitted preliminary, non-binding proposals and the terms of the various non-binding proposals and a financial analysis of the non-binding proposals. Fenwick & West delivered a presentation regarding the Board’s fiduciary duties under the circumstances.

On October 18, 2011, J.P. Morgan, at the direction of SonoSite’s board of directors, informed Company C and Company E that their non-binding proposals were not financially sufficient and that they would be eliminated from further consideration unless they revised their proposals.

On October 21, 2011, Company C responded with an improved non-binding proposal for $46.10 per share in an all cash transaction. Company E did not submit an improved proposal and was therefore eliminated from further consideration.

On October 27, 2011, Company G, expressed interest in exploring a potential strategic transaction with SonoSite, including a business combination, without solicitation. On November 1, 2011, SonoSite executed a confidentiality agreement with Company G and on November 2, 2011, J.P. Morgan provided them with preliminary information regarding SonoSite. Company G did not engage in meetings with SonoSite and did not submit any proposal to acquire SonoSite.

Beginning October 31, 2011, interested parties that had executed confidentiality agreements and were selected to continue in the bidding process were provided access to SonoSite’s electronic data room, which contained financial, operating, regulatory, intellectual property, employment, legal and other due diligence materials regarding SonoSite.

On November 1, 2011, J.P. Morgan delivered to the parties who submitted preliminary, non-binding proposals and were selected to continue in the bidding process a second process letter, communicating a deadline of December 6, 2011 for final, fully-financed and binding offers. All binding offers were required to remain open until at least December 13, 2011.

On November 3, 2011, Bloomberg published a news article regarding the Company and speculating about its acquisition process. The Company had no comment. That day, the price of the Company’s common stock on NASDAQ increased by 30% from $30.78 at the close of the market on November 2, 2011 to $39.95 per share at the close of the market on November 3, 2011. Following the article, five additional parties contacted J.P. Morgan to express interest in a possible strategic transaction with SonoSite, but these expressions of interest did not lead to execution of any confidentiality agreement or further discussions.

On November 7, 2011, J.P. Morgan delivered to the parties who submitted a preliminary, non-binding proposal and were selected to continue in the bidding process a draft of the definitive acquisition agreement prepared by Fenwick & West and invited comments to be received together with a proposal on December 6, 2011. The draft merger agreement was also loaded into the electronic data room. On November 24, 2011, a draft of the disclosure letter to the draft definitive acquisition agreement, prepared by SonoSite and Fenwick & West, was made available in the electronic data room to the parties who submitted a preliminary, non-binding proposal and signed a confidentiality agreement.

From November 3, 2011 through December 6, 2011, representatives of Fenwick & West and J.P. Morgan held multiple telephonic meetings with legal, financial, accounting and tax advisors to FUJI, Company A, Company C, Company D and Company F, to address questions and comments regarding the form of merger agreement and disclosure letter. In addition, FUJI, Company A, Company C, Company D and Company F, each together with their legal, financial, accounting and tax advisors, conducted extensive due diligence, including a review of materials in SonoSite’s electronic data room.

On November 3 and 4, 2011, SonoSite hosted representatives of Company D for due diligence presentations and meetings. On November 7 and 8, 2011, SonoSite hosted representatives of FUJI for due diligence presentations and meetings. On November 9 and 10, 2011, SonoSite hosted representatives of Company A and Company F, respectively, for due diligence presentations and meetings. On November 16, 2011, SonoSite hosted representatives of Company C for due diligence presentations and meetings.

On December 4, 2011, Company D informed SonoSite that they were withdrawing from the bidding process and would not submit a revised proposal. On December 6th, Company C and Company F informed J.P. Morgan and SonoSite that they were withdrawing from the bidding process and would not submit a revised proposal.

On December 6, 2011, FUJI proposed $49.00 per share in an all cash transaction and informed SonoSite and J.P. Morgan that it had completed its diligence review of SonoSite.

Also on December 6, 2011, Company A proposed $52.00 per share in an all cash transaction subject to Company A’s continued due diligence investigation of SonoSite. In addition, Company A indicated that such proposal would include a condition that SonoSite enter into exclusive discussion with Company A.

Together with their revised proposals, each of FUJI and Company A submitted their comments to the draft merger agreement. The package received from FUJI also included FUJI’s comments to the draft disclosure letter. On December 10, 2011, Company A also provided its comments to the draft disclosure letter.

In its markup of the proposed merger agreement, among other things, FUJI:

•	proposed an alternative merger structure for the transaction (rather than a tender offer);

•	requested that employment agreements with certain SonoSite employees be executed as a pre-condition to signing the merger agreement;

•	requested additional representations and warranties from SonoSite;

•	proposed a termination fee equal to 4% of the aggregate merger consideration;

•	requested changes to SonoSite’s ability to respond to an unsolicited proposal and FUJI’s ability to match any such proposal;

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introduced a revision to clarify that FUJI would have no obligation to divest assets or take other actions necessary to ensure that no governmental entity entered an order or injunction prohibiting the merger on antitrust grounds;

•	added a condition to closing requiring that all antitrust filings and clearances applicable to the consummation of a merger between SonoSite and FUJI had been obtained; and

•	requested payment of FUJI’s out-of-pocket fees and expenses incurred in connection with the transaction if SonoSite terminated the merger agreement in certain situations.

In its markup of the proposed merger agreement, among other things, Company A:

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accepted the tender offer structure, but requested that the second step of the proposed transaction be completed, at Company A’s election, via the merger of Purchaser into SonoSite, rather than the merger of SonoSite into Purchaser;

•	requested additional representations and warranties from SonoSite;

•	proposed a termination fee equal to 4% of the aggregate merger consideration;

•	requested certain changes to SonoSite’s ability to respond to an unsolicited proposal and Company A’s ability to match any such proposal;

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limited and qualified Company A’s obligation to divest assets or take other actions necessary to ensure that no governmental entity entered an order or injunction prohibiting the merger on antitrust grounds to only those divestitures that would not have a material adverse effect on SonoSite or Company A;

•	requested payment of Company A’s out-of-pocket fees and expenses incurred in connection with the transaction SonoSite terminated the merger agreement in certain situations;

•	added a condition to closing requiring that all approvals and actions of, filings with and notices to, any governmental entity required under any antitrust laws had been obtained; and

•	added a condition that there was no law restraining Company A from exercising the top-up option or acquiring the shares of SonoSite’s common stock issuable upon exercise of the top-up option.

On December 8, 2011, SonoSite’s board of directors held a telephonic meeting to review and discuss the two revised, binding proposals and the proposed process for finalizing a transaction. J.P. Morgan again provided SonoSite’s board of directors with a presentation regarding SonoSite and the two revised, binding proposals and a financial analysis of the non-binding proposals. Fenwick & West delivered a presentation regarding the Board’s fiduciary duties under the circumstances and also reviewed the key terms reflected in the markups of the proposed merger agreement received from each of FUJI and Company A.

After the meeting of SonoSite’s board of directors, J.P. Morgan contacted each of FUJI and Company A and informed them that, based on their revised proposals, the SonoSite board had authorized J.P. Morgan to contact each of them and ask them to submit a best and final offer, together with a final proposed merger agreement and disclosure letter, on or before December 11, 2011. Later that day on December 8, 2011, Fenwick & West delivered a revised version of the merger agreement to both FUJI and Company A. The revised proposed merger agreement included, among others, the following terms:

•	preserved the tender offer structure, but accepted Company A’s request for the opportunity to choose the form of the merger in the second step of the transaction;

•	accepted some but not all of the additional representations and warranties from SonoSite requested by Company A and FUJI;

•	proposed a termination fee equal to 3% of the aggregate merger consideration;

•	accepted some but not all of the requested changes from Company A and FUJI to SonoSite’s ability to respond to an unsolicited proposal and the buyer’s ability to match any such proposal;

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accepted Company A’s request to limit and qualify the buyer’s obligation to divest assets or take other actions necessary to ensure that no governmental entity entered an order or injunction prohibiting the merger on antitrust grounds to only those divestitures that would not have a material adverse effect on SonoSite or the buyer; and

•	proposed an additional condition to closing that all antitrust filings and clearances in Germany (in addition to the United States) had been obtained.

On December 10, 2011, Fenwick & West also delivered a revised draft of the disclosure letter to both FUJI and Company A. The revised draft addressed and responded to the comments received on the disclosure letter from both FUJI and Company A.

Between December 8, 2011 and December 11, 2011, J.P. Morgan received feedback from Company A that they needed additional time to complete due diligence and review of the revised disclosure letter before submitting a final proposal. On December 10, 2011 (Japan time), J.P. Morgan also received feedback from FUJI that it would not be able to hold a board meeting to approve a final proposal before the night of December 14, 2011 Pacific time. As a result of this feedback, SonoSite cancelled the board of directors meeting that it had originally scheduled to consider final proposals on December 11, 2011 and re-scheduled this meeting for December 14, 2011.

On December 12, 2011, FUJI submitted a final written proposal for a $54.00 all cash transaction with limited revisions to the proposed merger agreement and disclosure letter. Between December 12, 2011 and December 13, 2011, representatives of Fenwick & West and representatives of Shearman & Sterling LLP (“Shearman & Sterling”), counsel to FUJI, had multiple telephone calls to discuss and negotiate portions of the definitive merger agreement and disclosure letter.

On December 14, 2011, FUJI submitted a further revised proposed merger agreement and disclosure letter. During December 14, 2011, representatives of Shearman & Sterling and representatives of Fenwick & West held multiple telephone calls to further discuss, negotiate and agree upon portions of the revised definitive merger agreement, including provisions regarding the jurisdictions in which antitrust filings would be made and the nature of the closing conditions regarding antitrust filings.

Between December 8, 2011 and December 13, 2011, representatives of Fenwick & West and SonoSite also had multiple telephone calls with counsel to Company A regarding due diligence questions and negotiations of the proposed form of merger agreement and disclosure letter. On December 13, 2011, Company A notified SonoSite and J.P. Morgan that it had determined to withdraw its earlier, revised bid, and not to submit a final bid.

On December 14, 2011, SonoSite’s board of directors held a meeting to discuss the final, binding offer received from FUJI. The board of directors reviewed the final, binding offer and representatives of Fenwick & West reviewed the key terms of the proposed definitive merger agreement submitted by FUJI, as well as the scope of the proposed changes that would be requested from FUJI prior to execution. At the meeting, J.P. Morgan rendered its oral opinion, which was subsequently confirmed in writing that, as of December 14, 2011, and based upon and subject to the factors set forth in its opinion, the consideration to be paid to SonoSite shareholders in the proposed transaction was fair, from a financial point of view, to the SonoSite shareholders. J.P. Morgan was then excused from the meeting, after which the Board further discussed the proposed transaction and Fenwick & West reviewed the proposed resolutions related to the transaction. After extensive discussion, the board of directors (a) determined that the acquisition agreement with FUJI and the transactions contemplated thereby, including the offer and the merger, were advisable, fair to and in the best interests of its shareholders, (b) approved the acquisition of SonoSite by FUJI, (c) authorized the execution of the definitive merger agreement with FUJI, and (d) recommended the adoption of the merger agreement by SonoSite shareholders.

Following the meeting of SonoSite’s board of directors, representatives of Fenwick & West distributed revised versions of the merger agreement and disclosure letter to representatives of Shearman & Sterling. Shortly thereafter, representatives of Fenwick & West and Shearman & Sterling had a telephone call where the final terms of the merger agreement were negotiated. The key final issue resolved on this call was the time period for initiating the tender offer. After the conclusion of that telephone call, representatives of Fenwick & West distributed a final, execution-ready version of the merger agreement and the final version of the disclosure letter.

Early the next morning, after approval of the proposed transaction by the FUJI board of directors, SonoSite and FUJI executed the definitive merger agreement and the transaction was publicly announced by a joint press release at 4:00 a.m. Eastern time on December 15, 2011.

Reasons for Recommendation of the Company Board of Directors

At a meeting on December 14, 2011, the Board unanimously: (1) determined that the Merger Agreement is advisable and fair to, and in the best interest of, the Company and the Shareholders; (2) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are in the best interests of the Company and the Shareholders; and (3) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Board unanimously recommends that the Shareholders accept the Offer, tender their shares of Common Stock pursuant to the Offer, and, if required under the WBCA, approve the Merger Agreement.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that Shareholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and, if required by the WBCA, vote their shares of Common Stock in favor of the approval of the Merger Agreement, the Board consulted with the Company’s senior management, outside legal counsel, Fenwick & West, and its financial advisors regarding the terms of the Merger Agreement and related agreements. The Board also consulted with Fenwick & West regarding the Board’s fiduciary duties. Based on these consultations, the financial analysis provided by J.P. Morgan and the factors discussed below, the Board concluded that entering into the Merger Agreement with FUJI is in the best interests of the Company and the Shareholders.

The following discussion includes the material reasons and factors considered by the Board in making its recommendation, but is not, and is not intended to be, exhaustive:

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Premium to Market Price. The Offer Price to be paid in cash for each share of Common Stock would provide the Shareholders with the opportunity to receive a significant premium over the market price of the Common Stock. The Board reviewed the historical market prices and trading information with respect to the Common Stock, including the fact that:

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the Offer Price represents a 75.4% premium over the $30.78 per share closing price of the Common Stock on November 2, 2011, the last trading day before news reports relating to a possible sale transaction were first published,

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the Offer Price represents a 28% premium over the $42.24 per share closing price of the Common Stock on December 14, 2011, the last closing price of the Common Stock prior the announcement of the Merger Agreement,

•	the Offer Price represents a premium of 28.1% over the average closing price of the Common Stock during the 30-day period ended December 15, 2011,

•	the Offer Price represents a premium of 39.3% over the average closing price of the Common Stock during the 60-day period ended December 15, 2011, and

•	the Offer Price represents a premium of 22.7% over the all-time high (and 52-week high) trading price of $44.00 for the Common Stock prior to December 15, 2011.

•	Compelling, Certain Value. The form of consideration to be paid to the Shareholders in the Offer and the Merger is cash.

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Likelihood of Completion. The likelihood that the Offer will be completed and the Merger will be consummated, based on, among other things, the business reputation of FUJI and its management and the substantial financial resources of FUJI and, by extension, Purchaser, the limited number of conditions to the Offer, the absence of a financing condition, FUJI’s representation that it has sufficient financial resources to pay the aggregate offer price and consummate Offer and the Merger, and the relative likelihood of obtaining required regulatory approvals.

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Risks Associated with Remaining Independent. The Board discussed the current and historical financial condition, results of operations, business and prospects of the Company, as well as the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan, the uncertainty of being able to expand product lines and services offerings and expand sales channels, the continued consolidation in the Company’s industry and increased competition (especially from competitors and potential competitors with greater name recognition and financial and other resources), as well as the general risks of market conditions that could reduce the Company’s stock price. The Board determined that remaining independent was not reasonably likely to present superior opportunities for the Company to create greater value for the Shareholders, taking into account risks of execution as well as business, competitive, industry and market risks.

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Negotiations with FUJI and the Other Bidders. The Board’s estimation of the unlikelihood of a strategic alternative at a higher value than the cash price to be paid in the Offer and Merger in light of the fact that the Company actively negotiated increases in the initial and subsequent offers received, solicited alternative proposals from those companies that the Board (after consultation with J.P. Morgan) determined would be most likely to have the strategic interest and financial ability to acquire the Company.

•	Future Availability of FUJI Offer. The risk that if the Company did not accept FUJI’s offer, characterized as its “highest and best” price, there may not have been another opportunity to do so.

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Tender Offer Structure. The fact that the transaction is structured as a tender offer, which can be completed, and cash consideration can be delivered to the Shareholders, promptly, reducing the period of uncertainty during the pendency of the transaction on the Shareholders, employees and business partners and the fact that the completion of the Offer will be followed by a second-step merger, in which Shareholders who do not tender their shares in the Offer will receive the same cash price as the Offer Price.

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Opinion and Presentation of J.P. Morgan. The financial analyses and opinion of J.P. Morgan delivered orally to the Board on December 14, 2011 and subsequently confirmed in writing to the effect that, as of December 14, 2011 and based upon and subject to the factors and assumptions, considerations, qualifications and limitations set forth therein, the $54.00 per share in cash to be received by the Shareholders pursuant to the Merger Agreement was fair from a financial point of view to the Shareholders. The Board considered, among other things, (a) the consideration to be received by the Shareholders in the Offer and the Merger as compared to premiums in other comparable merger and acquisition transactions, as detailed in the “Opinion of the Company’s Financial Advisor, J.P. Morgan” below, (b) the relationship of the Offer Price to the discounted equity value of the Company operating as an independent entity, as detailed in the “Opinion of the Company’s Financial Advisor, J.P. Morgan” below, and (c) the multiple of the Company’s aggregate value in the proposed transaction to its 2012 revenues and EBITDA implied by the Offer Price compared to the lower multiples implied in comparable merger and acquisition transactions, as detailed in the “Opinion of the Company’s Financial Advisor, J.P. Morgan” below. The full text of the written opinion of J.P. Morgan, dated December 14, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II hereto and is incorporated herein by reference. J.P. Morgan provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. The J.P. Morgan opinion does not constitute a recommendation as to whether or not any holder of shares of Common Stock should tender such shares in connection with the Offer or how any holder of shares of Common Stock should vote with respect to the Merger, the approval of the Merger Agreement or any other matter. For a further discussion of J.P. Morgan’s opinion, see “Opinion of the Company’s Financial Advisor, J.P. Morgan” below.

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Merger Agreement Provisions. The provisions of the Merger Agreement, including the respective representations, warranties, covenants, conditions and termination rights of the parties and the break-up fee payable by the Company. In particular:

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No Financing Condition. The Board considered the representation of FUJI and Purchaser that they have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

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Ability to Respond to Certain Unsolicited Takeover Proposals. While the Company is prohibited from soliciting any Acquisition Proposal (as defined in the Merger Agreement), the Merger Agreement does permit the Board, subject to compliance with certain requirements (including that (a) the Board determine in good faith, after consultation with its financial advisor, that an unsolicited Acquisition Proposal constitutes, or is reasonably expected to result in, a Superior Proposal (as defined in the Merger Agreement), (b) the Board determine in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary obligations to the Shareholders under applicable law, (c) at least twenty-four hours prior to furnishing or making available any non-public information to, or entering into discussions or negotiations with such person, the Company gives FUJI written notice of the identity of the person making the Acquisition Proposal and a copy of such Acquisition Proposal, if any, and of the Company’s intention to furnish or make available any non-public information to, or enter into discussions or negotiations with, such person, and (d) simultaneously with furnishing or making available any non-public information to such person, the Company furnishes or makes available such non-public information to FUJI (to the extent the Company has not previously furnished or made available such non-public information to FUJI)), (1) to furnish information with respect to the Company and its subsidiaries to the person making such Acquisition Proposal, pursuant to a confidentiality agreement the terms of which are no less favorable to the Company than those contained in the confidentiality agreement with FUJIFILM, and (2) to engage in discussions or negotiations with the person making such Acquisition Proposal regarding such Acquisition Proposal, subject to the terms of the Merger Agreement.

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Change in Recommendation/Termination Right to Accept Superior Proposals. In the event the Company receives a Superior Proposal, the Board, after consultation with its outside legal counsel, may withdraw or change its recommendation in favor of the Merger Agreement, the Offer, and the Merger, and terminate the Merger Agreement, if the failure to withdraw or change its recommendation would reasonably be expected to result in a breach of its fiduciary duties to Shareholders under applicable law. In order for the Board to withdraw its recommendation in connection with a Superior Proposal, the Company and its representatives must not have breached, in any material respect, its non-solicitation covenant, and the Board must first provide FUJI with at least four business days (which period shall include a minimum of three business days in Japan) notice of the Superior Proposal and a right to match the Superior Proposal. If the Company terminates the Merger Agreement in anticipation of entering into a definitive acquisition agreement with respect to a Superior Proposal, immediately prior to the termination of the Merger Agreement the Company must pay FUJI a break-up fee of $24.9 million in cash.

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Break-up Fee. The Board was of the view that the $24.9 million break-up fee payable by the Company to FUJI, if the Merger Agreement is terminated for the reasons discussed in the Merger Agreement, was reasonable, given the bidding and negotiation process that had been followed by the Company, the range of break-up fees in precedent transactions, and the other terms of the

Merger Agreement, and would not likely deter competing bids and would not likely be required to be paid unless the Board entered into or intended to enter into a transaction more favorable to the Shareholders than the Offer and Merger.

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Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the limited conditions to FUJI’s obligations to accept for payment and pay for the Common Stock tendered pursuant to the Offer and to complete the Merger under the Merger Agreement.

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Company Material Adverse Effect. The Board considered that the Merger Agreement provides that any change or effect related to the Company or its business, operations, assets (including intangible assets), financial condition or results of operations arising or resulting from the following items are all excluded as a Company Material Adverse Effect for determining FUJI’s obligation to consummate the Offer:

•	market, economic or political conditions, generally or in the Company’s industry (other than those that substantially disproportionately impact the Company),

•	the announcement of the execution of the Merger Agreement or the pendency of the Offer and Merger,

•	any shareholder litigation related to the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger,

•	changes in law or accounting standards,

•	taking any action or failing to take any action at the request or with the prior written consent of FUJI or Purchaser or as required by the Merger Agreement,

•	changes in the trading price or volume of Common Stock (in and of themselves), or

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any failure by the Company to meet any public estimates or expectations of, or any internal budgets, plans or forecasts for, the Company’s bookings, revenue, earnings or other financial performance or results of operations for any period.

•

Regulatory Efforts and Closing Condition. The Board considered that FUJI is required by the Merger Agreement to use its reasonable best efforts to close the Offer and the Merger, including, if required in order to obtain antitrust clearance of the Offer and Merger in relevant jurisdictions, agreeing to divestitures so long as such actions do not have a material adverse effect on the Company, or on FUJI (assuming for such purpose that FUJI is of equivalent size and has equivalent revenues as the Company).

•

Extension of Offer Period. The Board considered the Merger Agreement’s requirement that Purchaser is required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, for up to three months if conditions other than regulatory clearances are satisfied on such expiration dates.

•

Dissenters’ Rights. The Board considered the fact that the Shareholders that do not tender their Common Stock in the Offer and who properly exercise their dissenters’ rights under the WBCA will be entitled to such dissenters’ rights in connection with the Merger.

In the course of its deliberations, the Board also considered these potentially negative factors, among others, in reaching its recommendation:

•

No Shareholder Participation in Future Growth or Earnings. The fact that the nature of the Offer and the Merger as a cash transaction means that the Shareholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company, unless they otherwise acquire common stock of FUJI.

•

Uncertainty of Transaction Completion; Consequences of Failure to Close. The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, the fact that if the Offer and the Merger are not consummated, the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, the fact that the Company will have incurred significant transaction costs, and the possibility that the Company’s continuing business could potentially suffer a loss of customers, business partners and employees.

•

Break Up Fee. The possibility that the $24.9 million break-up fee, payable in circumstances where the Company recommends or accepts an alternative transaction as a Superior Offer, could potentially dissuade a potential acquirer from proposing a transaction that could be of greater value to the Shareholders than the Offer and Merger.

•

Impact of Announcement on the Company. The effect of the public announcement of the Merger Agreement, including effects on the Company’s sales, customer, reseller and other channel partner relationships, operating results and stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel.

•

Restrictions on the Company’s Conduct of Business. The potential limitations on the Company’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement, whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of FUJI. These restrictions could delay or prevent the Company from undertaking business opportunities that may arise prior to the consummation of the Offer and that may have a material and adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

•	Tax Treatment. The consideration to be received by the Shareholders in the Offer and the Merger would be taxable to the Shareholders for U.S. federal income tax purposes.

•

Conflicts of Interest. The interests of the executive officers and directors of the Company in the Offer and the Merger, including the matters described under Item 3—“Past Contacts, Transactions, Negotiations and Agreements” of this Schedule 14D-9.

•

Control of the Company Board after Consummation of Offer. The provisions of the Merger Agreement that provide, subject to certain conditions, FUJI with the ability to obtain representation on the Company Board proportional to FUJI’s ownership of Shares at the Appointment Time, subject to payment for such Shares.

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

In arriving at its recommendations, the Board was aware of the interests of executive officers and directors of the Company as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 hereof.

The Board has unanimously: (1) determined that the Merger Agreement is advisable and fair to, and in the best interest of, the Company and the Shareholders; (2) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are in the best interests of the Company and the Shareholders; and (3) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Board unanimously recommends that the Shareholders accept the Offer, tender their shares of Common Stock pursuant to the Offer, and, if required under the WBCA, approve the Merger Agreement.

(c)	Intent to Tender.

To the Company’s knowledge after reasonable inquiry, the Company and all of the Company’s executive officers, directors, affiliates and subsidiaries currently intend to tender all Common Stock held of record or beneficially (other than Common Stock held directly or indirectly by affiliates of the Company that are not affiliated with a Company executive officer or director, as to which the Company has no knowledge) by them pursuant to the Offer and to vote such Common Stock in favor of the Merger (including the adoption of the Merger Agreement). Except as noted in the next paragraph, the foregoing does not include any Common Stock over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d)	Opinion of the Company’s Financial Advisor, J.P. Morgan.

Pursuant to an engagement letter dated October 11, 2011 (the “J.P. Morgan Engagement Letter”), the Company retained J.P. Morgan as its financial advisor in connection with a possible transaction. On December 14, 2011, J.P. Morgan rendered its written opinion to the Board to the effect that, as of that date and based upon and subject to the matters set forth in J.P. Morgan’s opinion, the Offer Price of $54.00 per share of Common Stock to be paid to holders of Common Stock in the Offer and the Merger (together, the “Transaction”) was fair, from a financial point of view, to those holders. The full text of the written opinion of J.P. Morgan, dated December 14, 2011, which sets forth the assumptions made, matters considered and limits on the review undertaken by J.P. Morgan in rendering its opinion, is attached as Annex II to this Schedule 14D-9 and is incorporated herein by reference. The Company’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the Board, is directed only to the fairness, from a financial point of view, of the Offer Price to be paid to holders of Common Stock in the Transaction, and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender Common Stock in the Offer or how such stockholder should vote with respect to the Merger or any other matter.

The issuance of J.P. Morgan’s opinion has been approved by a fairness opinion committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth herein is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated December 14, 2011 of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•

compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•

compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Common Stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with it by the Company or otherwise reviewed by or for it, and J.P. Morgan did not independently verify (nor did it assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct, and was not provided with, any valuation or appraisal of any assets or liabilities, nor did it evaluate the solvency of the Company or FUJI under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, J.P. Morgan assumed that such analyses and forecasts had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. In addition, J.P. Morgan was advised that the Company’s management did not assign any specific weighting to the various financial forecast scenarios provided to J.P. Morgan and believed that each of these scenarios are equally likely to occur. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan has also assumed that the Transaction and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement would not differ in any material respects from the draft furnished to J.P. Morgan. J.P. Morgan has also assumed that the representations and warranties made by the Company, FUJI and Purchaser in the Merger Agreement and the related agreements are and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and has relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

J.P. Morgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of its opinion. Subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Offer Price to be paid to the holders of Common Stock in the proposed Transaction and J.P. Morgan expressed no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the consideration to be paid to the holders of the Common Stock in the Transaction or with respect to the fairness of any such compensation.

The projections furnished to J.P. Morgan for the Company were prepared by the management of the Company based on numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. No assurances can be given with respect to any such assumptions. While presented with numerical specificity, these projections were not prepared by the Company in the ordinary course and are based upon a variety of estimates and hypothetical assumptions which may not be accurate, may not be realized, and are also inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict, and most of which are beyond the control of the Company.

These financial projections were prepared by the Company’s management. The information set forth below is presented for the limited purpose of giving the shareholders access to the financial projections prepared by the Company’s management that were made available to FUJI, Purchaser and J.P. Morgan in connection with the Merger Agreement and the Offer.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion. Some of the financial analyses summarized below include information presented in tabular format. In order to fully understand J.P. Morgan’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses. All market data used by J.P. Morgan in its analyses was as of December 12, 2011.

Transaction Overview

Based upon the (i) price per share of Common Stock of $30.78 as of November 2, 2011, which was the last full trading day prior to the publication of an article detailing the rumored sale of the Company, (ii) the price per share of the Common Stock of $42.73 on December 12, 2011 and (iii) the Offer Price of $54.00 per share of Common Stock, J.P. Morgan noted, solely for reference purposes, that the Offer Price represented:

•	an implied premium of 75.4% over the closing price per share of Common Stock on November 2, 2011 of $30.78;

•	an implied premium of 26.4% over the closing price per share of Common Stock on December 12, 2011;

•	an implied premium of 69.8% over the average closing price per share of Common Stock for the 30-day average ending November 2, 2011;

•	an implied premium of 64.1% over the average closing price per share of Common Stock for the 180-day average ending November 2, 2011; and

•	an implied premium of 44.3% over the highest closing price per share of Common Stock for the 52-week period ending November 2, 2011.

J.P. Morgan noted that the Company’s enterprise value based on the closing price per share of Common Stock of $30.78 on November 2, 2011, excluding the impact of the make-whole payment and the call spread relating to the convertible debt was approximately $498 million. J.P. Morgan also noted that the Company’s enterprise value as of December 12, 2011 based on the Offer Price per share of Common Stock of $54.00 was approximately $927 million.

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be analogous to the Company’s business. These companies were selected, among other reasons, because they share similar business characteristics to the Company based on operational characteristics and financial metrics. The selected companies were:

•	ArthroCare Corporation

•	Given Imaging Ltd.

•	ICU Medical, Inc.

•	Masimo Corporation

•	Merit Medical Systems, Inc.

•	STERIS Corporation

•	Volcano Corporation

•	Zoll Medical Corporation

None of the companies utilized in the selected public companies analysis were identical to the Company. Accordingly, a complete analysis of the results of the following calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the selected companies compared to the Company’s and other factors that could affect the public trading value of the comparable companies and the Company.

Using publicly available information, J.P. Morgan calculated for each of the companies (i) enterprise value as a multiple of estimated revenue for 2012, which is referred to below as “EV/2012E Revenue,” (ii) enterprise value as a multiple of estimated earnings before interest, taxes, depreciations and amortization (“EBITDA”) for 2012, which is referred to below as “EV/2012E EBITDA,” and (iii) stock price as of December 12, 2011 as a multiple of estimated earnings per share for 2012, which is referred to below as “2012E P/E”.

Based on the results of this analysis and other factors that J.P. Morgan deemed appropriate, J.P. Morgan then applied the following ranges of multiples for purposes of calculating the Company’s equity value per share of Common Stock: 1.5x – 2.5x for the EV 2012E Revenue multiple, 8.0x – 15.0x for the EV 2012E EBITDA multiple, and 12.0x – 25.0x for the 2012E P/E multiple. J.P. Morgan then calculated the equity value per share of Common Stock implied by each of these ranges of multiples. In performing this analysis, J.P. Morgan used four sets of financial forecasts: (1) the “Street Case” based on consensus estimates of Wall Street Analysts; (2) “Management Case 1” provided by the Company, (3) “Management Case 2”, provided by the Company and (4) “Management Case 3”, provided by the Company. This analysis showed the following:

Benchmark	Street Case	Management Cases (ranges reflect the minimum and maximum of all three cases)
EV/2012E/Revenue (1.5x – 2.5x)	$33.25 – $53.25	$31.75 – $54.25
EV/2012E EBITDA (8.0x – 15.0x)	$27.75 – $50.75	$15.25 – $50.00
2012E P/E (12.0x – 25.0x)	$20.75 – $43.00	$10.75 – $47.50

All values presented were rounded to the nearest $0.25. J.P. Morgan compared the equity values per share in each case to the Offer Price of $54.00 per share of Common Stock, the per share price of Common Stock of $30.78 on November 2, 2011, and the per share closing price of Common Stock of $42.73 on December 12, 2011.

Selected Transaction Analysis

Using publicly available information, J.P. Morgan reviewed the following precedent transactions involving companies that engaged in businesses that J.P. Morgan judged to be analogous to the Company’s businesses. These transactions were selected, among other reasons, because the businesses involved in these transactions share similar business characteristics to the Company based on operational characteristics and financial metrics. It should be emphasized that none of the companies involved in the selected transactions is identical to the Company and none of the selected transactions is identical to the Transaction. The transactions considered and the date each transaction was announced were as follows:

Target	Acquiror	Month and Year Announced
Atrium Medical Corporation	Getinge AB	October 2011
Nucletron BV	Elekta AB	June 2011
Orthovita, Inc.	Stryker Corporation	May 2011
TomoTherapy, Inc.	Accuray, Inc.	March 2011
Medegen, Inc.	CareFusion Corporation	April 2010
I-Flow Corporation	Kimberly-Clark Corporation	October 2009
Aspect Medical Systems, Inc.	Covidien plc	September 2009
VNUS Medical Technologies, Inc.	Covidien plc	May 2009
Datascope Corp	Getinge AB	September 2008
Respironics, Inc.	Koninklijke Philips Electronics N.V.	December 2007
VIASYS Healthcare Inc.	Cardinal Health, Inc.	May 2007

Using publicly available estimates, J.P. Morgan reviewed the implied enterprise value (including only upfront payments for transactions with potential earnouts) for each of the transactions as a multiple of (1) the target company’s revenue for the last reported twelve-month period immediately preceding announcement of the transaction (“LTM Revenue”) and (2) to the extent available, the target company’s EBITDA for the last reported twelve-month period immediately preceding the announcement of the transaction (“LTM EBITDA”). Based on the results of this analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan applied an LTM Revenue multiple range of 2.0x to 3.5x to the Company’s LTM Revenue and a LTM EBITDA multiple range of 10.0x to 30.0x to the Company’s LTM EBITDA. This analysis showed the following:

Benchmark	Implied Equity Value Per Share
LTM Revenue (2.0x – 3.5x)	$38.25 – $62.75
LTM EBITDA* (10.0x – 30.0x) (*excludes stock based compensation)	$25.00 – $70.75

All values presented were rounded to the nearest $0.25. J.P. Morgan compared the equity values per share implied by this analysis to the Offer Price of $54.00 per share of Common Stock, the per share price of Common Stock of $30.78 on November 2, 2011 and the per share closing price of Common Stock of $42.73 on December 12, 2011.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the equity value per share of the Common Stock. J.P. Morgan calculated the free cash flows that the Company is expected to generate during the fourth quarter of fiscal year 2011 through fiscal year 2021 based on the three sets of financial projections prepared by the management of the Company for the fiscal years 2011 through 2017, Management Case 1, Management Case 2 and Management Case 3. In arriving at the implied equity values per share of the Common Stock, J.P. Morgan calculated terminal values as of September 30, 2011 by applying, based on J.P. Morgan’s judgment and experience, a range of perpetual revenue growth rates from 1.5% to 2.5% and a range of discount rates from 11.0% to 13%. The free cash flows from September 30, 2011 to December 31, 2021 were then discounted to present values using a range of discount rates from 11.0% to 13.0% and added together in order to derive the implied enterprise value for the Company. The range of discount rates was based upon an analysis of the weighted-average cost of capital of the Company conducted by J.P. Morgan and was applied using the mid-year convention for discounting. In calculating the estimated equity value per share, J.P. Morgan adjusted the enterprise value for the Company’s net debt (assuming the convertible debt will convert into shares at $38.20 exercise price) and cash as of September 30, 2011 and divided by the outstanding shares of Common Stock. Based on the foregoing, this analysis indicated an implied equity value per share of the Common Stock of $56.25 – $73.75 under Management Case 1, $38.50 – $49.25 under Management Case 2 and $24.25 – $32.50 under Management Case 3, compared in each case to the Offer Price of $54.00 per share of Common Stock, the per share price of Common Stock of $30.78 on November 2, 2011, and the per share closing price of Common Stock of $42.73 on December 12, 2011.

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented or utilized by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based on forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Transaction. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the Transaction.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

J.P. Morgan was selected to act as the Company’s financial advisor with respect to the Transaction on the basis of such experience and its familiarity with the Company.

J.P. Morgan acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for its services, a substantial portion of which will become payable only if the proposed Transaction is consummated. During the two years preceding the date of this Schedule 14D-9, J.P. Morgan and its affiliates have received fees for investment and/or commercial banking services in the aggregate amount of approximately $2.1 million from FUJI and have not received fees for investment and/or commercial banking services from SonoSite during such period. In the ordinary course of J.P. Morgan’s businesses, it and its affiliates may actively trade the debt and equity securities of the Company or FUJI for its own account or for the accounts of customers and may at any time hold long or short positions in such securities. As of January 17, 2012, JPMorgan Chase Bank, National Association (“JPMorgan Chase Bank”) held net-share settled warrants to acquire a notional amount of 1,121,364 shares of SonoSite common stock at a price of $46.97 per share issued by SonoSite in 2007 as part of related bond hedge and warrant transactions (the “BHW Transaction”). In addition, as part of the BHW Transaction, JPMorgan Chase Bank sold net-share settled options to SonoSite as a hedge for the conversion option in the 3.75% Convertible Senior Notes due in 2014 (the “2014 Notes”) pursuant to which SonoSite has the right to acquire a notional amount of 1,121,811 shares of SonoSite common stock from JP Morgan Chase Bank at a price of $38.20 per share. On December 16, 2011, JP Morgan Chase Bank and SonoSite entered into unwind agreements relating to the BHW Transaction. Based on these holdings, the $54.00 per share Offer Price and an assumed closing date for the Offer on February 15, 2012, and pursuant to the unwind agreements, JPMorgan Chase Bank estimates that it would be (i) required to pay $17.7 million to SonoSite in settlement of the options sold to SonoSite regarding the 2014 Notes and (ii) entitled to receive an aggregate amount currently estimated by JP Morgan Chase Bank to be approximately $20.7 million as a cancellation payment pursuant to the terms of the warrants. The actual amount received by JP Morgan Chase Bank in connection with the cancellation of the warrants will depend upon various factors, including, among others, the date of cancellation of the warrants, the volatility of SonoSite common stock and interest rates.

For a description of the terms of J.P. Morgan’s engagement as the Company’s financial advisor, see the discussion set forth in Item 5 below.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

J.P. Morgan

Pursuant to the J.P. Morgan Engagement Letter, the Company agreed to pay J.P. Morgan a fee of $1,000,000 which was due upon delivery by J.P. Morgan of its opinion to the Board and the execution of the Merger Agreement and is creditable towards any transaction fee, plus an additional fee equal to 1.40% of the total consideration payable upon the consummation of the Transaction. In addition, the Company has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services, including the fees and expenses of counsel and other professional advisors, and will indemnify J.P. Morgan against certain liabilities arising out of its engagement. Additional information pertaining to the retention of J.P. Morgan by the Company is set forth in Item 4 under the heading “Opinion of the Company’s Financial Advisor, J.P. Morgan.”

Innisfree

The Company understands that FUJI has engaged Innisfree M&A Incorporated (“Innisfree”) to assist it in connection with communications with the Shareholders with respect to the Offer. As part of the services included in such retention, Innisfree may contact Shareholders by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of shares of Common Stock. The Company understands that FUJI has agreed to pay Innisfree customary compensation for its services and reimbursement for reasonable out-of-pocket expenses in connection with its engagement. The Company also understands that FUJI has agreed to indemnify Innisfree against certain liabilities arising out of or in connection with the Offer, including liabilities arising under the federal securities laws.

Neither the Company, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

(a)	Securities Transactions.

No transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or, to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

During the past 60 days prior to the date of this Schedule 14D-9 and in the ordinary course of business, the Company granted no stock options and 15,150 restricted stock units to employees pursuant to the Company Equity Plans. During this period, no options or restricted stock units were granted to any executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a)	Subject Company Negotiations.

Except as indicated in Items 3 and 4 above, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as indicated in Items 3 and 4 above, there are no transactions, Board resolutions or agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

(a)	Information Statement.

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser following the Appointment Time, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than through election of such persons to the Board at a meeting of the Shareholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

(b)	Golden Parachute Compensation

Background

Messrs. Goodwin, Smith, Sparacio, Gilmore, and Mandavia are the Company’s named executive officers for fiscal year 2011 (“2011 Named Executive Officers”) and Mr. Amlani became the Company’s Chief Financial Officer effective as of January 2, 2012 (together with the 2011 Named Executive Officer, the “Executive Officers”). In this Schedule 14D-9, the Company is required to disclose any agreement or understanding, whether written or unwritten, between the Executive Officers and the Company or FUJI concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer. The Company has (a) entered into Senior Management Employment Agreements with the Executive Officers (“Senior Management Employment Agreements”) except for Mr. Amlani, (b) entered into an Interim Agreement with Mr. Smith and (c) in connection with the Company’s acquisition of VisualSonics Inc., assumed the 2010 Employment Agreement between VisualSonics Inc. and Mr. Amlani. The terms and conditions of the Senior Management Employment Agreements, Interim Agreement and 2010 Employment Agreement are described in Item 3 above under the heading “Executive Officer Agreements with the Company,” and “Potential

Payments Upon Change in Control” incorporated herein by reference. In addition, beginning on December 9, 2011, representatives of FUJI have had discussions with certain executive officers of the Company regarding their continued service with the Company following the Effective Time of the Merger. These discussions between representatives of FUJI and these executives have continued following the execution of the Merger Agreement, and may result in the execution of new employment agreements that would become effective as of and subject to the closing of the Merger.

Aggregate Amounts of Potential Compensation

The table below summarizes potential payments and benefits that an Executive Officer could be entitled to receive from the Company if the Offer is consummated and, for certain payments and benefits (including the value of payments made with respect to the cash out of the stock options and restricted stock units) upon the Appointment Time or if the Executive Officer incurs certain terminations of employment, as discussed below. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by an Executive Officer may differ in material respects from the amounts set forth below.

For purposes of calculating such potential amounts, we have assumed an Appointment Time of January 31, 2012, including with respect to calculating the portion of equity awards subject to accelerated vesting, and except for Mr. Smith, have further assumed that each Executive Officer incurs a termination of his or her employment without “cause” or for “good reason” (as applicable) on such date that would entitle them to the benefits set forth in the table below.

GOLDEN PARACHUTE COMPENSATION

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Kevin Goodwin,	$2,200,000	$3,568,500	$24,300	N/A	$5,792,800
Chief Executive Officer and President

Anil Amlani,	$469,425	$6,450,171	$1,275	N/A	$6,920,871
Chief Financial Officer

Marcus Y. Smith,	$790,000	$1,831,594	$25,774	N/A	$2,647,368
Former Chief Financial Officer

John W. Sparacio,	$1,200,000	$2,381,100	$12,252	$633,335	$4,226,687
Chief Operating Officer

James M. Gilmore,	$975,000	$1,129,275	$24,171	N/A	$2,128,446
Senior Vice President, Product Innovation and Delivery

Diku Mandavia, M.D.,	$1,040,000	$1,377,000	$25,258	$583,719	$3,025,977
Senior Vice President and Chief Medical Officer

(1)

Amounts in this column represent the cash severance payments under the Company’s Senior Management Employment Agreements, if the Executive Officer is terminated without “cause” or voluntarily terminates for “good reason,” (i.e., “double-trigger” severance payments) following a “change in control.” Payment would be contingent upon the executive’s (a) compliance with a 12-month non-solicit of employees obligation (such 12-month period commencing on the date of termination), (b) execution and non-revocation of a waiver and release of claims, and (c) continued compliance with a proprietary information agreement with the Company. Severance would be paid as a cash lump sum within 60 days of the employment termination date, in an amount equal to the sum of (x) twice the executive’s then current annual salary or the annual salary immediately prior to the “change in control”, whichever is higher, and (y) twice the percentage of the executive’s annual salary paid as a bonus for the fiscal year immediately preceding the “change in control” or, if no such bonus has been paid or determined, 100% of the executive’s target bonus for the most recent fiscal year prior to the “change in control.” For Mr. Smith only, the amount in this column represents the cash severance payment under the Interim Agreement, if, following Mr. Smith’s termination of employment, the closing of the Merger occurs prior to June 1, 2012. The double trigger severance payment would be paid within 30 days of the Appointment Time as a cash lump sum equal to two years of Mr. Smith’s annual base salary plus two times Mr. Smith’s annual target bonus for 2011. Payment would be contingent upon Mr. Smith signing a general release and waiver of claims and upon his cooperative and diligent provision of “transition services.” For Mr. Amlani only, the amount in this column represents the cash severance payment under the 2010 Employment Agreement of 12 month’s base salary plus one additional month of base salary for each year of completed service with VisualSonics, Inc. Mr. Amlani would be entitled to if he is terminated without “cause.” Payment would be contingent upon Mr. Amlani signing a release in a form acceptable to the Company. Mr. Amlani’s cash severance was converted using the exchange rate of 1 CDN: 0.98042 USD as of January 6, 2012.
(2)	Amounts in this column represent cash to be received in respect of stock options and restricted stock units whose vesting will accelerate (i.e., “single-trigger” acceleration) at the Appointment Time. Pursuant to the Merger Agreement, all stock options and restricted stock units that are unvested and outstanding as of the Appointment Time will automatically accelerate in full and be entitled to a cash payment as described below and a termination of employment is not required before payment of these amounts can occur. The payment for stock options will be in an amount (subject to tax withholding, if applicable) equal to the product of (x) the aggregate number of shares of common stock of the Company subject to such options and (y) the excess, if any, of the Offer Price of $54.00 over the per share exercise price of each stock option and will be made within 10 days following the Appointment Time. The value of the “single-trigger” vesting acceleration for stock options for Mr. Goodwin is $1,408,500, for Mr. Amlani is $1,723,281, for Mr. Sparacio is $761,100, for Mr. Gilmore is $211,275, and for Mr. Mandavia is $0. The payment will be in an amount (subject to tax withholding, if applicable) equal to the product of (x) the aggregate number of shares of common stock of the Company subject to such stock options and (y) the Offer Price $54.00, payable within 10 days following the Appointment Time. The value of the “single-trigger” vesting acceleration for restricted stock units for Mr. Goodwin is $2,160,000, for Mr. Amlani is $4,726,890, for Mr. Sparacio is $1,620,000, for Mr. Gilmore is $918,000, and for Mr. Mandavia is $1,377,000. For Mr. Smith only, pursuant to the Interim Agreement, if, following Mr. Smith’s termination of employment with the Company, the closing of the Merger occurs prior to June 1, 2012, Mr. Smith will receive the treatment provided for in the Merger Agreement (as described above) applied to the outstanding stock options and restricted stock units held by him (i.e., “double-trigger acceleration). The value of the “double-trigger” vesting acceleration for stock options for Mr. Smith is $481,594 and the value of the “double-trigger” vesting acceleration for restricted stock units for Mr. Smith is $1,350,000.
(3)	Amounts in this column represent the estimated value of payments for continuation of medical coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) for 12 months, to which the Executive Officer would be entitled under the Company’s Senior Management Employment Agreement if, the Executive Officer is terminated without “cause” or voluntarily terminates for “good reason,” (i.e., “double-trigger” COBRA payments) following a “change in control”. For Mr. Smith only, pursuant to the Interim Agreement, if, following Mr. Smith’s termination of employment with the Company, the closing of the Merger occurs prior to June 1, 2012, the amount in this column represents the estimated value of the 12 month “double-trigger” COBRA payments he will be entitled to receive. For Mr. Amlani only, the amount in this column represents the estimated value for the continuation of group benefits coverage for the minimum period required under applicable law, to which Mr. Amlani would be entitled under the 2010 Employment Agreement if he is terminated without “cause.”
(4)

Amounts in this column represent the estimated value of payments for the gross-up of any excess parachute payment excise taxes, if the “double-trigger” payments or benefits under the Senior Management Employment Agreement, together with any other benefits, trigger such excise taxes for the Executive

Officers (i.e., “double-trigger” gross-up payment). For Mr. Smith only, pursuant to the Interim Agreement if, following Mr. Smith’s termination of employment with the Company, the closing of the Merger occurs prior to June 1, 2012, the amount in the column represents the estimated value of the “double-trigger” gross-up payment Mr. Smith would be entitled to, if the “double-trigger” severance and COBRA payments under the Interim Agreement, together with any other benefits, trigger such excise taxes.

(c)	Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company has granted to Purchaser the option (“Top-Up Option”), exercisable only following Purchaser’s acquisition of Shares pursuant to the Offer, to purchase from the Company, subject to the terms and conditions set forth in the Merger Agreement, that number of authorized and unissued Shares (“Top-Up Option Shares”) as would enable FUJI and Purchaser, upon exercise of such Top-Up Option, to own one Share more than 90% of the Shares then outstanding, taking into account those Shares outstanding after the exercise of the Top-Up Option (such number of Shares, the “Threshold”). The exercise price per Share for the Top-Up Option would equal the Offer Price and would be paid (x) entirely in cash or (y) in cash equal to the aggregate par value of the Top-Up Option Shares and by issuance by Purchaser to the Company of a full recourse unsecured promissory note having a principal amount equal to the remainder of the such aggregate purchase price.

Pursuant to the terms of the Merger Agreement, the Top-Up Option is exercisable at any one time after the Appointment Time on or prior to the third business day after the later of (i) the acceptance for payment of, and payment for, all Shares validly tendered and not withdrawn pursuant to the Offer and (ii) if the purchaser elects to extend the offer for a subsequent offering period, the expiration of any subsequent offering period. The Top-Up Option shall terminate upon the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms. The Top-Up Option is not exercisable (i) to the extent that the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and not already reserved Shares, (ii) unless immediately after its exercise and the issuance of the Top-Up Shares, the Threshold would be reached, or (iii) the issuance of the Share issuable upon exercise of the Top-Up Option would result in the issuance of Top-Up Shares equal to or greater than 19.9% of the Shares issued and outstanding immediately prior to the date of the Merger Agreement unless FUJI or Purchaser certifies to the Company in writing that within three business days following the exercise of the Top-Up Option, FUJI will consummate the Merger without a meeting of the Shareholders in accordance with RCW 23B.11.040.

This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(d)	Vote Required to Approve the Merger and Chapter 23B.11 of the WBCA.

The Board has approved and adopted the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement in accordance with the WBCA. Under Chapter 23B.11 of the WBCA, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger through the Short-Form Merger after consummation of the Offer without a vote by the Shareholders.

In the event that FUJI does not elect to cause a Short-Form Merger, or if Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of a majority of the outstanding shares of Common Stock will be required under the Articles of Incorporation and Chapter 23B.11 of the WBCA to effect the Merger. Under such circumstances, the Merger Agreement provides that the Company will, as promptly as practicable following the Appointment Time, (i) establish a record date for, call, give notice of, convene and hold a meeting of the Shareholders of the Company (the “Special Meeting”) for the purpose of voting upon the approval of the Merger Agreement in accordance with the WBCA, (ii) prepare jointly with FUJI and Purchaser and file with the Securities and Exchange Commission the proxy statement for use in connection with the solicitation of proxies from Shareholders for use in connection with the Special Meeting (the “Proxy Statement”) and include in the Proxy Statement the recommendation of the Board that the Shareholders vote in favor of the approval of the Merger Agreement in accordance with the WBCA, (iii) convene and hold the Special Meeting and (iv) use its commercially reasonable efforts to secure any approval of the Shareholders that is required by the WBCA to effect the Merger. If Purchaser acquires, pursuant to the Offer or otherwise, at least a majority of the outstanding shares of Common Stock, it would have the ability to cause approval of the Merger Agreement to be approved at the Special Meeting.

(e)	Rights Agreement.

The Board has created a series of preferred stock designated Series A Participating Cumulative Preferred Stock, par value $1.00 per share (“Participating Preferred Shares”). The number of shares that currently constitute this series is 500,000. Pursuant to an Amended and Restated Rights Agreement dated as of November 28, 2007 that the Company entered into with Computershare Trust Company N.A., as Rights Agent (the “Rights Agreement”), holders of shares of Common Stock hold rights to purchase Participating Preferred Shares, exercisable in certain circumstances. These rights have certain antitakeover effects. They will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on substantially all these rights being acquired, and generally will make a hostile takeover attempt prohibitively expensive for the potential acquiror. On December 15, 2011, in connection with the Merger, the Company entered into the Second Amendment to the Rights Agreement, which, among other things, amends the definition of “Acquiring Person” to exclude FUJI and Purchaser.

(f)	State Takeover Laws.

The Company is incorporated under the laws of the State of Washington. In general, Chapter 23B.19 of the WBCA prevents a Washington corporation from engaging in a “significant business transaction” (defined to include mergers and certain other actions) with an “acquiring person” (including a person who owns or has the right to acquire 10% or more of a corporation’s outstanding voting stock) for a period of five years following the date such person became an “acquiring person” unless, among other things, the “significant business transaction” is approved by the board of directors of such corporation before such person became an “acquiring person.” The Board approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement, as transactions to which Chapter 23B.19 of the WBCA is not applicable.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Neither FUJI, Purchaser nor the Company has analyzed whether any of these laws will, by their terms, apply to the Offer or the Merger or has attempted to comply with any such laws. Should any person seek to apply any state takeover law, the Company will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, FUJI, Purchaser and/or the Company may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any shares of Common Stock tendered in the Offer.

(g)	Antitrust.

United States. Under the HSR Act, Purchaser’s acquisition of Shares in the Offer may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the Federal Trade Commission (the “FTC”) and a required waiting period has expired or otherwise terminated. The rules promulgated under the HSR Act require FUJI and the Company to file a Notification and Report Form (the “Form”) with the Division and the FTC and provide that the acquisition of Shares in the Offer may not be consummated earlier than 15 days after receipt of the Form by the Division and the FTC, unless such period is earlier terminated. Within such 15-day period, the Division or the FTC may request additional information or documentary material from FUJI and the Company, unless such period is earlier terminated. In the event of such request, the acquisition of the Common Stock in the Offer may not be consummated until 10 days after receipt of such additional information or documentary material by the Division or the FTC from FUJI and the Company. FUJI and the Company each filed its Form with the Division and the FTC on January 5, 2012. Accordingly, the waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on January 20, 2012, unless such period is terminated earlier or extended.

Germany. The acquisition of Shares in the Offer is also conditional upon merger control approval by FCO or expiry of the relevant waiting period under the ARC without a decision by the FCO. FUJI filed the notice of merger on behalf of itself and the Company on January 5, 2012. On January 13, 2012, FUJI received notice that the FCO had unconditionally approved the transaction.

Other Foreign Jurisdictions. Under competition laws of certain other foreign jurisdictions, FUJI and, in certain instances, the Company may be required to make certain additional filings with the applicable competition authorities in connection with the Offer and the Merger. FUJI and, where applicable, the Company, intend to make such filings, if applicable, as promptly as possible.

(h)	Dissenters’ Rights.

No dissenters’ rights are available with respect to the shares of Common Stock tendered and accepted for purchase in connection with the Offer. However, if the Merger occurs, SonoSite will send Shareholders notice of their dissenters’ rights and a copy of the WBCA dissenters’ rights statute, which is Chapter 23B.13 of the WBCA. In summary, Shareholders who have not tendered their Shares and who exercise their dissenters’ rights in accordance with the notice and the dissenters’ rights statute, may demand a determination of the fair value of their Shares and to receive payment in cash of such value of with interest. “Fair value” means the value of the shares immediately before the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger unless exclusion would be inequitable. Any determination of the fair value of the Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares. The value so determined could be more or less than the Offer Price. The Merger Agreement provides that neither the Top-Up Option, the Top-Up Option Shares nor any cash paid or issued to pay any portion of the purchase price for such Top-Up Option Shares will be taken into account in determining the fair value of Shares in any court proceedings with respect to demands for payment under Chapter 23B.13 of the

WBCA. If any shareholder who demands dissenters’ rights under Chapter 23B.13 of the WBCA fails to perfect, effectively withdraws or loses his or her right to dissent as provided in the WBCA, each of the Shares held by such holder will be converted, at the time of the closing of the Merger, into the right to receive the Offer Price in accordance with the Merger Agreement. The foregoing discussion is not a complete statement of law pertaining to dissenters’ rights under the WBCA and is qualified in its entirety by reference to Chapter 23B.13 of the WBCA.

DISSENTERS’ RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IF THE MERGER IS CONSUMMATED. SHAREHOLDERS WHO WILL BE ENTITLED TO DISSENTERS’ RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING DISSENTERS’ RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH, INCLUDING THE TEXT OF CHAPTER 23B.13 OF THE WBCA, BEFORE SUCH SHAREHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

SHAREHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE DISSENTERS’ RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE THEREFOR.

(i)	Financial Projections.

The following financial projections prepared by the Company’s management were made available to FUJI and Purchaser in connection with their due diligence review of the Company and to J.P. Morgan in connection with its review and preparation of the financial analysis of the proposed transaction.

	Fiscal Years
	2011	2012	2013	2014	2015	2016	2017
	(Thousands of dollars, except per share data)
Total Revenue	$319,021	$369,001	$446,584	$529,900	$612,578	$701,601	$794,902
EBIT	27,369	47,155	85,744	119,227	143,956	171,892	203,495
Net Income	10,955	24,468	49,495	74,141	94,214	114,465	135,766
EPS (1)	0.77	1.69	3.30	4.78	5.92	7.01	8.10
Free Cash Flow (2)	19,304	32,016	52,268	76,195	95,094	117,317	141,067

(1)	EPS includes amortization of convertible debt discount.
(2)	Free Cash Flow refers to cash flow from operations less capital expenditures.

In addition, the following financial projections prepared by the Company’s management were made available to J.P. Morgan in connection with its review and preparation of the financial analysis of the proposed transaction. These financial projections together with the financial projections provided to FUJI and Purchaser, are referred to as Management Cases 1, 2 and 3, respectively.

	Fiscal Years
	2011	2012	2013	2014	2015	2016	2017
	(Thousands of dollars, except per share data)
Total Revenue	$313,134	$352,301	$416,322	$472,165	$520,502	$568,665	$609,801
EBIT	23,196	40,867	70,358	96,794	111,908	122,263	131,717
Net Income	8,317	20,452	39,605	59,592	73,253	81,498	88,056
EPS (1)	0.59	1.41	2.64	3.84	4.60	4.99	5.25
Free Cash Flow (2)	14,008	28,577	42,399	63,979	76,792	86,818	96,456

	Fiscal Years
	2011	2012	2013	2014	2015	2016	2017
	(Thousands of dollars, except per share data)
Total Revenue	$313,134	$344,448	$385,348	$420,233	$448,521	$477,248	$502,003
EBIT	23,196	24,456	49,710	68,498	74,454	81,132	85,340
Net Income	8,317	10,011	26,332	41,239	48,740	54,095	57,092
EPS (1)	0.59	0.69	1.76	2.66	3.06	3.31	3.41
Free Cash Flow (2)	14,008	15,799	32,025	47,154	52,914	59,111	63,940

(1)	EPS includes amortization of convertible debt discount.
(2)	Free Cash Flow refers to cash flow from operations less capital expenditures.

The information set forth above is presented for the limited purpose of giving the shareholders access to the financial projections prepared by the Company’s management that were made available to FUJI, Purchaser and J.P. Morgan in connection with the Merger Agreement and the Offer. The Company does not in the ordinary course publicly disclose projections and these projections were not prepared with a view to public disclosure. These financial projections were prepared by the Company’s management based on numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. No assurances can be given with respect to any such assumptions. The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the December 15, 2011 announcement of the proposed acquisition of the Company by FUJI pursuant to the Offer and the Merger.

Certain matters discussed herein, including, but not limited to these projections, are forward-looking statements that involve risks and uncertainties. Forward-looking statements include the information set forth above under “Certain Projected Financial Data of the Company”. While presented with numerical specificity, these projections were not prepared by the Company in the ordinary course and are based upon a variety of estimates and hypothetical assumptions which may not be accurate, may not be realized, and are also inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict, and most of which are beyond the control of the Company. Accordingly, there can be no assurance that any of the projections will be realized and the actual results for the years ending December 31, 2011, 2012, 2013, 2014, 2015, 2016 and 2017 may vary materially from those shown above.

In addition, these projections were not prepared in accordance with generally accepted accounting principles, and neither the Company’s nor FUJI’s independent accountants has examined or compiled any of these projections or expressed any conclusion or provided any other form of assurance with respect to these projections and accordingly assume no responsibility for these projections. These projections were prepared with a limited degree of precision, and were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections, which would require a more complete presentation of data than as shown above. The inclusion of these projections in this Offer to Purchase should not be regarded as an indication that any of FUJI, Purchaser or the Company or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events and the projections should not be relied on as such. None of FUJI, Purchaser, or any other person to whom these projections were provided assumes any responsibility for the accuracy or validity of the foregoing projections. None of FUJI, Purchaser or any of their respective affiliates or representatives has made or makes representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Forward-looking statements also include those preceded by, followed by or that include the words “believes”, “expects”, “anticipates” or similar expressions.

In light of the foregoing factors and the uncertainties inherent in the financial projections, Shareholders are cautioned not to place undue, if any, reliance on the projections.

The inclusion of the financial projections herein shall not be deemed an admission or representation by SonoSite or FUJI that they are viewed by SonoSite or FUJI as material information of SonoSite.

(j)	Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

(k)	Legal Proceedings.

On December 21, 2011, a purported class action lawsuit was filed in the Superior Court of Washington in Snohomish County in connection with the planned acquisition of the Company by FUJI. The plaintiff, David Raul as custodian for Pinchus E. Raul Utma NY, purports to bring this suit as a class action on behalf of the public stockholders of the Company. The complaint names the Company and each of its eight directors as defendants and alleges that the directors breached their fiduciary duties by failing to follow a proper sales procedure and failing to procure a fair price for the shareholders of the Company, and that the Company aided and abetted the breaches of fiduciary duty by the directors. The complaint does not name FUJI or Purchaser as a defendant.

A second purported class action lawsuit was filed in connection with the planned acquisition of the Company by FUJI in the Superior Court of Washington in King County on December 21, 2011. The plaintiff, Rohit Sangal, purports to bring this suit as a class action on behalf of the public stockholders of the Company. In addition to the Company and each of its eight directors, the complaint also names FUJI and Purchaser as defendants. The complaint alleges that the Company’s directors breached their fiduciary duties by failing to follow a proper sales procedure and failing to procure a fair price for the Company’s shareholders. The complaint also alleges that the directors breached their fiduciary duties through materially inadequate disclosures and material omissions, although the complaint does not contain any details of the alleged inadequate disclosures or omissions. In addition, the complaint alleges that each of the Company, FUJI and Purchaser aided and abetted the breaches of fiduciary duties by the Board of Directors of SonoSite.

Both plaintiffs seek injunctive relief, damages in an unspecified amount, and attorney’s fees and costs.

On January 5, 2012, the Snohomish County court approved the transfer of the Raul action to King County. The Company expects the two complaints will be consolidated into a single proceeding after the transfer to King County is complete.

The Company believes that the complaints described above are without merit and will contest them vigorously.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this Schedule 14D-9, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Purchaser and FUJI to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of the Company’s shareholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Transactions on the Company’s business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that shareholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of the Company, including the Company’s unproven product sales and marketing; manufacturing and commercialization capabilities; strategic partnering activities; product safety; clinical trials and results; legislative and regulatory activity and oversight; intellectual property claims and litigation; the continuing global economic uncertainty and other risks detailed in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9.	Exhibits.

Incorporated by Reference
Exhibit No	Exhibit Title	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

(a)(1)(A)	Offer to Purchase, dated January 17, 2012.		SC TO-C			1/17/2012

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).		SC TO-C			1/17/2012

(a)(1)(C)	Form of Notice of Guaranteed Delivery.		SC TO-C			1/17/2012

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.		SC TO-C			1/17/2012

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.		SC TO-C			1/17/2012

(a)(1)(F)	Joint Press Release issued by FUJI and SonoSite on December 15, 2011		8-K	99.1	000-23791	12/15/2011

(a)(1)(G)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).	X

(a)(5)(A)	Opinion of J.P. Morgan to the Board of Directors of the Company, dated December 14, 2011 (incorporated by reference to Annex II attached to this Schedule 14D-9).	X

			Incorporated by Reference
Exhibit No	Exhibit Title	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

(a)(5)(B)	Complaint captioned Rohit Sangal v. SonoSite, Inc. et al., Case Number 11-2-44110-5 SEA filed on December 21, 2011 in the Superior Court of Washington – King County.		SC TO-C			1/17/2012

(a)(5)(C)	Complaint captioned David Raul as custodian for Pinchus E. Raul Utma v. Kevin Goodwin, et al., filed on December 21, 2011 in the Superior Court of Washington – Snohomish County.		SC TO-C			1/17/2012

(e)(1)	Agreement and Plan of Merger, dated December 15, 2011, by and among Salmon Acquisition Corporation, FUJIFILMS Holding Corporation and SonoSite, Inc.		8-K	2.1	000-23791	12/15/2011

(e)(2)	Second Amendment to Amended and Restated Rights Agreement, dated December 15, 2011, by and between SonoSite and Computershare Trust Company, N.A.		8-K	4.1	000-23791	12/15/2011

(e)(3)	Note Hedge Unwind Agreement, dated December 16, 2011, by and between SonoSite and JPMorgan Chase Bank, National Association, London Branch.		8-K	10.1	000-23791	12/16/2011

(e)(4)	Warrants Unwind Agreement, dated December 16, 2011, by and between SonoSite and JPMorgan Chase Bank, National Association, London Branch.		8-K	10.2	000-23791	12/16/2011

(e)(5)	Amended and Restated Rights Agreement, dated November 28, 2007, by and between SonoSite and Computershare Trust Company, N.A. as Rights Agent		8-K	4.1	000-23791	11/29/2007

(e)(6)	First Amendment to Amended and Restated Rights Agreement, dated September 6, 2011, by and between SonoSite and Computershare Trust Company, N.A. as Rights Agent		8-K	4.1	000-23791	9/8/2011

(e)(7)	Second Amendment to Amended and Restated Rights Agreement, dated December 15, 2011, by and between SonoSite and Computershare Trust Company, N.A. as Rights Agent		8-K	4.1	000-23791	12/15/2011

(e)(8)	1998 Stock Option Plan, as amended and restated		10-Q	10.1	000-23791	5/13/2002

(e)(9)	Terms of Stock Option Grant Program for Nonemployee Directors under the SonoSite, Inc. 1998 Stock Option Plan		S-1	10.2	333-714157	10/3/1999

(e)(10)	1998 Nonofficer Employee Stock Option Plan, as amended and restated		10-Q	10.1	000-23791	8/13/2002

(e)(11)	Nonemployee Director Stock Option Plan, as amended and restated		10-Q	10.3	000-23791	11/13/2001

			Incorporated by Reference
Exhibit No	Exhibit Title	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

(e)(12)	Management Incentive Compensation Plan		10-K	10.5	000-23791	3/22/1999

(e)(13)	2005 Employee Stock Purchase Plan		8-K	10.2	000-23791	4/28/2005

(e)(14)	1998 Stock Option Plan Stock Option Award Agreement		10-Q	10.1	000-23791	8/9/2005

(e)(15)	Terms of Stock Option Grant Program for Nonemployee Directors under the SonoSite, Inc. 2005 Stock Incentive Plan		8-K	10.1	000-23791	2/7/2006

(e)(16)	2005 Stock Incentive Plan Stock Option Agreement (Non Statutory)		8-K	10.2	000-23791	2/7/2006

(e)(17)	2005 Stock Incentive Plan Restricted Stock Unit Agreement		8-K	10.3	000-23791	2/7/2006

(e)(18)	Amended and Restated 2005 Stock Incentive Plan		S-8	99.1	333-150602	5/2/2008

(e)(19)	Visual Sonics Inc. 2010 Equity Incentive Plan		S-8	99.1	333-174728	6/6/2011

(e)(20)	Form of Senior Management Employment Agreement by and between SonoSite, Inc. and each of its Named Executive Officers		10-K	10.20	000-23791	3/12/2009

(e)(21)	Letter Agreement Regarding the Terms of Marcus Smith’s Transition and Separation, dated as of December 27, 2011		8-K	10.1	000-23791	12/27/2011

(e)(22)	Form of Indemnification Agreement by and between SonoSite, Inc. and each of its Named Executive Officers		10-K	10.21	000-23791	3/26/2010

(e)(23)	Amended and Restated Articles of Incorporation		8-K	10.1	000-23791	4/23/2010

(e)(24)	Amended and Restated Bylaws		10-Q	3.1	000-23791	11/9/2010

(e)(25)	Confidentiality Agreement, dated August 26, 2011, between FUJIFILM Corporation and SonoSite, Inc.		SC TO-C			1/17/2012

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SonoSite, Inc.

By:	/s/ KEVIN M. GOODWIN
Name: Kevin M. Goodwin
Title: President and Chief Executive Officer

Date: January 17, 2012

Annex I

SONOSITE, INC.

21919 30th DRIVE S.E.

BOTHELL, WASHINGTON 98021

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about January 17, 2012, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of SonoSite, Inc., a Washington corporation (“SonoSite” or the “Company”) with respect to the tender offer by Salmon Acquisition Corporation (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of FUJIFILM Holdings Corporation, a Japanese corporation (“FUJI”), to the holders of record of shares of common stock, par value $0.01 per share of the Company (the “Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to SonoSite. You are receiving this Information Statement in connection with the possible election of persons designated by FUJI to a majority of the seats on the Board of Directors of the Company (the “Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of December 15, 2011 (the “Merger Agreement”), by and among the Company, FUJI and Purchaser.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation/Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the “Offer”) on January 17, 2012 to purchase all outstanding shares of Common Stock at a price of $54.00 per share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 17, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 5:00 p.m., New York City time, on February 15, 2012; at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company shareholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by FUJI and Purchaser with the Securities and Exchange Commission (the “SEC”) on January 17, 2012.

The Merger Agreement provides that effective upon the initial acceptance for payment by Purchaser of at least a majority of the outstanding Common Stock on a fully diluted basis on the date of such initial acceptance pursuant to the Offer (the “Appointment Time”) and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, FUJI will be entitled to designate for election up to that number of directors of the Board equal to the product (rounded up to the next whole number) obtained by multiplying (x) the number of directors on the Board (giving effect to any increase in the number of directors on the Board pursuant to Purchaser’s exercise of its option) and (y) a fraction, the numerator of which is the number of shares of Common Stock held by FUJI and Purchaser (after giving effect to the number of shares of Common Stock purchased in the Offer) and the denominator of which is the total number of the then outstanding shares of Common Stock. In connection with the foregoing, the Company will promptly, at the option of Purchaser, either increase the size of the Board and/or obtain the resignation of such number of our current directors as is necessary to enable FUJI’s designees to be elected or appointed to the Board. From

Annex I-1

time to time thereafter, at Purchaser’s request, the Company will cause the individuals so designated by Purchaser to constitute substantially the same percentage (rounding up where appropriate) as is on the Board on (i) each committee of the Board, (ii) each board of directors of each subsidiary of the Company, and (iii) each board committee of each subsidiary of the Company, in each, to the fullest extent permitted by all applicable law.

After appointment or election of FUJI’s directors and prior to the effective time of the Merger pursuant to the Merger Agreement (the “Effective Time”), the Company will cause the Board to maintain at least three directors who were also directors as of immediately prior to the Appointment Time (the “Continuing Directors”); if no Continuing Directors remain, a majority of the other directors then in office will designate persons to serve as Continuing Directors. The Board shall have at least such number of directors as may be required by the rules of The NASDAQ Stock Market or the federal securities laws who are considered independent directors within the meaning of such laws. After appointment or election of FUJI’s directors to the Board and prior to the Effective Time, approval by a majority of the Continuing Directors will be required in order to: (i) amend, modify or terminate the Merger Agreement, or agree or consent to any amendment, modification or termination of the Merger Agreement, in any case on behalf of the Company, (ii) extend the time for performance of, or waive, any of the obligations or other acts of FUJI or Purchaser under the Merger Agreement, (iii) exercise or waive any of the Company’s rights, conditions, benefits or remedies under the Merger Agreement, (iv) except as provided in the Merger Agreement, amend or otherwise modify the Company’s articles of incorporation or bylaws, (v) authorize or execute any contract, or any amendment or modification of any contract, between the Company or any of its subsidiaries, on the one hand, and FUJI, Purchaser or any of their affiliates on the other hand, or the termination of any such agreement then in effect by the Company or any such subsidiary, or (vi) make any other determination or give any approval or authorization that is required to be taken or given by the Board with respect to any action to be taken or not to be taken by or on behalf of the Company relating to this Agreement or the transactions contemplated hereby, including the Offer and the Merger. Following appointment or election of FUJI’s directors and prior to the Effective Time, any actions with respect to the enforcement of the Merger Agreement by the Company will not require any further action or approval of the Board other than the affirmative vote of the Continuing Directors.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Purchaser’s designees to the Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the information contained in this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning FUJI, Purchaser and Purchaser’s designees has been furnished to the Company by FUJI, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

Purchaser has informed the Company that it will choose its designees for the Board at the Appointment Time from the list of persons set forth below. In the event that additional designees of Purchaser are required in order to constitute a majority of the Board, such additional designees will be selected by Purchaser from among the directors and executive officers of FUJI and Purchaser contained in Schedule I to the Offer to Purchase, which is incorporated herein by reference. FUJI has informed the Company that each such individual is a citizen of Japan and has consented to act as a director of the Company, if so appointed or elected. The business address of each such person is FUJIFILM Holdings Corporation, 9-7-3, Akasaka, Minato-ku, Tokyo, 107-0052, Japan.

None of the individuals listed below has, during the past ten years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Annex I-2

The following table, prepared from information furnished to the Company by FUJI, sets forth, with respect to each individual who may be designated by Purchaser as one of its designees, the name, age of the individual as of the date of this Information Statement, present principal occupation and employment history during the past five years.

Name	Age	Present principal occupation and employment history
Kouichi Tamai	59

Director of FUJFIILM Holdings Corporation since June 2010.

Director of FUJFIILM Corporation since June 2008.

Deputy General Manager of the Corporate Planning Headquarters since June 2006 and Senior Vice President since June 2011 & General Manager of the Medical System Products Division of FUJIFILM Corporation since April 2011.

General Manager of the Production Engineering & Development Center of FUJIFILM Corporation (June 2010 - April 2011)

Deputy General Manager of the Production Engineering & Development Center of FUJIFILM Corporation (June 2006 - June 2010)

Toru Takahashi	60

Director of FUJIFILM Holdings Corporation since June 2010.

Director of FUJIFILM Corporation since June 2008. Senior Vice President, Deputy General Manager of the Corporate Planning Headquarters of FUJIFILM Corporation & General Manager of Overseas Business Strategy Office of FUJIFILM Corporation since June 2011.

General Manager of Corporate Planning Headquarters of FUJIFILM Corporation (June 2008 - June 2011)

General Manager of Recording Media Productrs Division of FUJIFILM Corporation (June 2007 - June 2008)

Ryutaro Hosoda	58

Corporate Vice President of FUJIFILM Corporation since June 2009, President of FUJIFILM Holdings America Corporation, and President & CEO of FUJIFILM North America Corporation since November 2008.

Senior Vice President of Imaging Products Division of FUJIFILM Europe GmbH (April 2007-October 2008)

General Manager of Advertising Division of FUJIFILM Corporation (June 2004-March 2007)

Naohiro Fujitani	58

President & CEO of FUJIFILM Medical Systems U.S.A., Inc. since April 2010

Executive Vice President of FUJIFILM Medical Systems U.S.A., Inc. (December 2009 - April 2010)

Senior Vice President of Graphic Systems Products Division of FUJIFILM Europe GmbH (October 2006-December 2009)

Deputy General Manager of Graphic Systems Division of FUJIFILM Corporation (October 2003 - September 2006)

Kenji Sukeno	57

General Manager of Subsidiary Management & M&A Group, Corporate Planning Division of FUJIFILM Holdings Corporation since June 2011.

Deputy General Manager of Optical Device Business Division of FUJIFILM Corporation (August 2009 - June 2011)

CFO of FUJIFILM Holdings America, Corporation (December 2002 - June 2008)

None of Purchaser’s designees is a director of, or holds any position with, the Company. Purchaser has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of its designees beneficially owns any securities (or rights to acquire any securities of the Company) or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Purchaser has advised the Company that to its knowledge, none of its designees has any family relationship with any director, executive officer or key employees of the Company.

Annex I-3

It is expected that Purchaser’s designees may assume office at any time following the Appointment Time and that, upon assuming office, Purchaser’s designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or if a sufficient number of current directors resign such that, immediately following such action, the number of vacancies to be filled by Purchaser’s designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of the Company will resign.

None of Purchaser’s designees is involved in a material legal proceeding where any such designee is a party adverse to the Company or any of its subsidiaries.

CERTAIN INFORMATION CONCERNING VOTING SECURITIES

The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $0.01 per share and 6,000,000 shares of undesignated Preferred Stock, par value $1.00 per share, of the Company (the “Preferred Stock”). As of December 31, 2011, there were 14,100,874 shares of Common Stock issued and outstanding and no shares of Preferred Stock were issued and outstanding. Our Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of our shareholders. Each share of Common Stock is entitled to one vote on all matters that may properly come before a meeting of our shareholders.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each director and executive officer of the Company as of January 17, 2012.

Name	Age	Positions and Offices With SonoSite	Director Since
Robert G. Hauser, M.D	72	Chairman of the Board of Directors (non-executive)	2004
Kevin M. Goodwin	53	President, Chief Executive Officer and Director	1998
Carmen L. Diersen	51	Director	2005
Steven R. Goldstein, M.D.	61	Director	1998
Paul V. Haack	61	Director	2006
Rodney F. Hochman, M.D.	56	Director	2009
Richard O. Martin, Ph.D.	71	Director	2008
William G. Parzybok, Jr.	69	Director	1998

Name	Age	Current Positions	Executive Officer Since
Kevin M. Goodwin	53	President, Chief Executive Officer and Director	1998
Anil Amlani	61	Chief Financial Officer	2012
John W. Sparacio	69	Chief Operating Officer	2011
James M. Gilmore	47	Senior Vice President, Product Innovation and Delivery	2008
Diku Mandavia, M.D.	46	Senior Vice President; Chief Medical Officer	2010

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last ten years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last ten years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities

Annex I-4

laws. There are no family relationships between directors and executive officers of Company. None of the Company’s directors, officers or any affiliates, nor any beneficial owners of 5% or more of any class of the Company’s voting securities nor any associates of such officer, director, affiliate or shareholder are involved in a material legal proceeding where such officer, director, affiliate, shareholder or associate is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Anil Amlani has served as our Chief Financial Officer since January 2012. From October 2009 to January 2012, he was President and Chief Executive Officer of VisualSonics, Inc. (“VisualSonics”), one of our subsidiaries following our acquisition of VisualSonics in 2010. From May 2005 to October 2009, he was the Chief Financial Officer at VisualSonics. Prior to joining VisualSonics, Mr. Amlani was Chief Operating Officer and Chief Financial Officer at MDS Proteomics Inc., a proteomics-based drug discovery company, from 2001 to 2005. Previously, from 1999 to 2001, he was senior vice president and Chief Financial Officer at Cancom, a satellite communications company. Mr. Amlani has also served as head of finance, Commercial and Retail Banking at TD Bank, senior vice president, Wholesale Division at AT&T Canada, and senior vice president, Strategic Planning and New Business Development at AT&T Canada. Mr. Amlani obtained his Chartered Accountancy designation in London, England and in Canada.

Robert G. Hauser, M.D., has served as our Non-Executive Chairman since August 2010 and as a Director since February 2004. Dr. Hauser has been a Senior Consulting Cardiologist at the Minneapolis Heart Institute since 1992. In 2003-2004 and in 1995-1996, he served as President of the Cardiovascular Services Division of Abbott Northwestern Hospital. From 1987 to 2003, he was the director of Pacemaker Surveillance Clinic, Minneapolis Heart Institute. From 1988 to 1992, Dr. Hauser served as President and Chief Executive Officer of Cardiac Pacemakers, Inc., a division of Eli Lilly and Company, prior to its merger with Guidant, Inc. Dr. Hauser is a fellow of the American College of Cardiology and a Founder, Past-President and Fellow of the Heart Rhythm Society (NASPE). He received a B.S. degree from the University of Cincinnati and graduated with honors from College of Medicine at University of Cincinnati in 1968. We believe Dr. Hauser’s qualifications as a director include his operational experience in the medical device industry and 36 years as a cardiologist.

Kevin M. Goodwin has served as our President, Chief Executive Officer and a Director since 1998. From 1997 to 1998, Mr. Goodwin served as Vice President and General Manager of ATL Ultrasound, Inc.’s (“ATL”) handheld systems business group. From 1991 to 1997, Mr. Goodwin served as Vice President and General Manager of ATL Ultrasound’s businesses in Asia, the Pacific and Latin America. From 1987 to August 1991, Mr. Goodwin served in a variety of sales and management positions at ATL Ultrasound. From 1980 to 1987, Mr. Goodwin served in various management positions with American Hospital Supply, Picker International and Baxter Healthcare Corporation, all medical equipment and supply distributors. Mr. Goodwin has served on the board of directors of Carticept Medical, Inc. since October 2010. Mr. Goodwin holds a B.A. degree from Monmouth College, with an emphasis on hospital management, and attended the Executive Program at the Stanford Graduate School of Business. We believe Mr. Goodwin’s qualifications as a director include his sales and marketing experience in the medical device industry, including 13 years as our President and Chief Executive Officer.

Carmen L. Diersen has served as our Director since 2005. Since June 2010, Ms. Diersen has served as the Global Chief Financial Officer of Tornier NV, a global leader in extremity orthopedics. From 2006 to 2010, Ms. Diersen served as the Chief Operating and Financial Officer of Spine Wave, Inc., a developer of advanced materials, techniques and implant systems for spinal surgery. From 2004 to 2006, Ms. Diersen served as Executive Vice President and Chief Financial Officer of American Medical Systems. From 1992 to 2004, she held positions of increasing domestic and international responsibility in finance and general management at Medtronic Inc., including Vice President, General Manager, Musculoskeletal Tissue Services and Vice President of Finance and Administration. From 1982 to 1992, she was at Honeywell Inc. Ms. Diersen previously served on the board of directors of Wright Medical from December 2009 to June 2010, and served on the board of directors of Memry Corporation from December 2004 through September 2008 when the company was sold. Ms. Diersen has been a Certified Public Accountant since 1983. Ms. Diersen received a B.S. in Accounting from the

Annex I-5

University of North Dakota and an MBA from the University of Minnesota, Carlson School of Management. We believe Ms. Diersen’s qualifications as a director include her financial, operations and transactional experience in the medical device industry.

Steven R. Goldstein, M.D., has served as our Director since 1998. Since 1995, he has served as Professor of Obstetrics and Gynecology at New York University School of Medicine. Since 1980, Dr. Goldstein has held various positions as a Doctor of Obstetrics and Gynecology at New York University Medical Center, serving as Director of Gynecological Ultrasound since 1994, and as Co-Director of Bone Densitometry for the Department of Obstetrics and Gynecology since 1997. Dr. Goldstein holds an M.D. degree from New York University School of Medicine and completed his residency in Obstetrics and Gynecology at New York University-affiliated hospitals in 1980. We believe Dr. Goldstein’s qualifications as a director include his 30 years of medical practice, teaching and ultrasound experience as a doctor of obstetrics and gynecology.

Paul V. Haack has served as our Director since 2006. From 1972 until his retirement in 2005 as a Partner, Mr. Haack practiced as a Certified Public Accountant, and held positions of increasing responsibility at Deloitte and Touche. During his career he served as lead technical partner in Deloitte’s Northwest and Milwaukee Practices, among other responsibilities. Mr. Haack has also served on the board of directors of Esterline Technologies since 2006. Mr. Haack received a B.S. Degree in business from the University of Montana. We believe Mr. Haack’s qualifications as a director include his 33 years of experience as a certified public accountant.

Rodney F. Hochman, M.D., has served as our Director since July 2009. Since April 2007, Dr. Hochman has served as the Chief Executive Officer of Swedish Medical Center, the largest non-profit health provider in the greater Seattle area. From 2004 to 2007, Dr. Hochman served as Executive Vice President at Sentara Norfolk General Hospital in Virginia, where he was responsible for the operation of five hospitals, as well as the organization’s medical group, legal and corporate compliance divisions. From 1998 to 2004, Dr. Hochman was Chief Medical Officer for Sentara. Dr. Hochman has also held management positions at Health Alliance of Greater Cincinnati and Guthrie Healthcare System in Sayre, PA. Dr. Hochman earned his medical degree from Boston University School of Medicine and his bachelor’s degree from Boston University. He has a medical background in rheumatology and internal medicine, and served as a clinical fellow in internal medicine at Harvard Medical School and Dartmouth Medical School. We believe Dr. Hochman’s qualifications as a director include his operational experience as a hospital executive and 31 years of medical experience.

Richard O. Martin, Ph.D., has served our Director since May 2008. Dr. Martin served as President of Medtronic Physio Control Corporation from 1998 until his retirement in 2001. Prior to its acquisition by Medtronic in 1998, he was Chairman and Chief Executive Officer of Physio Control Corporation. He also held several senior executive positions in engineering, marketing and sales with Intermedics, Inc. before being named President and COO of that company in 1985. From 1989 to 1991, Dr. Martin served as Director, President and COO of Positron Corporation. From 1998 to 2009, when it was acquired by SonoSite, Dr. Martin also served on the board of CardioDynamics International Corporation. Dr. Martin received his bachelor’s degree from Christian Brothers College, a master’s from the University of Notre Dame, and a doctorate from Duke University. We believe Dr. Martin’s qualifications as a director include his financial and operations experience in the diagnostics and therapeutic device manufacturing field.

William G. Parzybok, Jr. has served as our Director since 1998. From 1991 to 1998, Mr. Parzybok was Chairman of the Board and Chief Executive Officer of Fluke Corporation, a manufacturer of electronic test and measurement instruments. From 1984 to 1991, he served as Vice President and General Manager of various groups at Hewlett-Packard Company, a computer hardware and instrument manufacturer. Mr. Parzybok holds B.S. and M.S. degrees from Colorado State University. We believe Mr. Parzybok’s qualifications as a director include his operational, financial and executive experience in the high technology manufacturing industry.

John W. Sparacio has served as our Chief Operating Officer since June 2011. Prior that, he served as the president, chief executive officer, and owner of Plastic Engineering and Development (PED) Company, a custom

Annex I-6

manufacturer of plastic components and medical devices for healthcare and bio science markets since 1990. From 2001 to 2011, Mr. Sparacio was worldwide vice president of sales and service at Advanced Technology Laboratories (ATL), our former parent company. From 1991 to 1994, Mr. Sparacio was president and chief executive officer of IMED, an intravenous infusion therapy system company and Lang Manufacturing, a local private company located in the Seattle area. Mr. Sparacio holds a bachelor’s degree from Western Michigan University. He also studied in Northwestern University’s Executive School of Business’ Executive Management Development Program and Columbia University’s Graduate School of Business Executive Management Development Program.

James M. Gilmore has been our Senior Vice President, Product Innovation and Delivery since 2006. Prior to that, he served as global engineering manager for global ultrasound probes at GE Healthcare. Mr. Gilmore was one of our original engineers when the company was spun off from ATL Ultrasound in 1998. He served as director, transducer engineering for six years. He was honored as an ATL Technical Fellow for innovation and technical leadership and is named as an inventor on three patents for transducer technology. Mr. Gilmore received both his bachelor’s degree in electrical engineering and his master’s degree in biomedical engineering from Drexel University.

Diku Mandavia, M.D., FACEP, FRCPC has been our Senior Vice President and Chief Medical Officer since November 2009. Prior to that, he was served as a medical advisor since November 2007. He has also been on staff at the Los Angeles County University of Southern California Medical Center since 1994 and was an Attending Staff Physician at Cedars-Sinai Medical Center in Los Angeles from 1999 to September 2010. Dr. Mandavia is a founding member and past-chair of the ACEP Ultrasound Section and co-author of the ACEP Ultrasound Guidelines. He has taught thousands of physicians worldwide, lectured at over 150 national and international conferences and was awarded ACEP’s Outstanding Speaker of the Year in 2004. Dr. Mandavia has also contributed to over 40 publications and is co-director of the national Resuscitation Conference. He received his medical degree from Memorial University in Canada (1989) and completed his residency at Los Angeles County USC Medical Center and is a graduate of the Stanford Executive Program.

CORPORATE GOVERNANCE AND BOARD MATTERS

Director Independence

Our Board has determined that all of our Board members other than Mr. Goodwin are independent, as determined under the rules of The NASDAQ Stock Market. Our Board has also determined that each of the members of the audit and compensation committees meets the independence requirements applicable to committees under The NASDAQ Stock Market and the Securities and Exchange Commission rules and regulations.

Board Leadership

We separate the chief executive officer and board chair positions and believe this board leadership structure, with a non-executive independent chair, is the most appropriate structure for the Company in recognition of the differences between the two roles. Our chief executive officer is responsible for setting the strategic direction of the company and the day to day leadership and performance of the company, while the chair of the Board provides guidance to the chief executive officer, and acts as a liaison between the chief executive officer and the independent directors. We have had this leadership structure since our founding in 1998.

Role of the Board in Risk Oversight

In 2009, the audit committee directed the formation of a management risk committee to provide oversight of the Company’s risk assessment responsibilities, specifically (a) the risks inherent in the business of the Company and the control processes with respect to such risks, (b) the assessment and review of strategic, operational,

Annex I-7

compliance, and financial risks, and (c) the risk management activities of the Company and its subsidiaries. The risk committee consists of members of management and meets as frequently as necessary to fulfill its duties and responsibilities. Although the management risk committee did not hold formal meetings in 2011, it updated the risk profile of the Company and presented them to the audit committee at a meeting of the audit committee in April 2011. There are no significant changes to the identified risks.

Risk Considerations in our Compensation Policies and Practices

In February 2011, we reviewed our compensation policies and practices for our employees and concluded that any risks arising from our policies and programs are not reasonably likely to have a material adverse effect on our company. The compensation committee reviewed the elements of executive compensation to determine whether any portion of executive compensation encouraged excessive risk taking and concluded that they did not, based on the following factors:

•	Our allocation of compensation among base salary, cash incentive compensation and long-term equity compensation discourages short-term risk taking.

•	The vesting schedules for equity grants, together with the minimum equity ownership requirements for executives, further encourages management of the business for long-term stability.

•

Our approach of setting of targets with payouts at multiple levels of performance, capping the amount of our incentive payouts, and evaluation of performance results assist in mitigating excessive risk-taking.

•	The committee’s full discretion to reduce or eliminate annual cash incentive awards to our executive officers adds an additional element of protection against undue risk-taking.

Board Committees

Our Board has established four committees of the Board that are currently in place: an audit committee, a compensation committee, a nominating and corporate governance committee, and a transaction committee. Each of these committees is responsible to the Board and, except to the extent that sole authority over a particular matter has been granted to such committee, its activities are subject to approval of the Board. The functions performed by the audit, compensation and nominating and corporate governance committees are summarized below.

Audit Committee

The audit committee is appointed by the Board to assist the Board in fulfilling its financial oversight responsibilities by overseeing the accounting and financial reporting processes of the Company and audits of its consolidated financial statements and internal controls over financial reporting. The audit committee is governed by an audit committee charter adopted by the Board that may be amended by the Board at any time, in which case the most current version will be available on our web site at http://www.sonosite.com/content/board-committees/. The audit committee’s primary duties and responsibilities include:

•

Appointing and retaining our independent registered public accounting firm, approving all audit, review and other services to be provided by the independent registered public accounting firm and determining the compensation to be paid for such services;

•	Overseeing the integrity of our financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;

•	Overseeing the qualifications, independence and performance of our independent registered public accounting firm and internal controls compliance department;

•	Reviewing and, if appropriate, approving any related party transactions;

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•

Providing an avenue of communication among the independent registered public accounting firm, management, the internal controls compliance department, and the board of directors, including a meeting summary as part of regular board of directors meetings;

•	Providing a means for processing complaints and anonymous submissions by employees of concerns regarding accounting or auditing matters; and

•	Monitoring compliance with legal and regulatory requirements.

The members of the audit committee in 2011 were Mr. Haack, Ms. Diersen and Dr. Martin. Mr. Haack served as chairperson of the committee. The Board has designated Mr. Haack as the “audit committee financial expert,” as defined in Item 407(d)(5) of Regulation S-K promulgated by the SEC. In 2011, the audit committee met five times.

Compensation Committee

The compensation committee has been delegated authority by the Board to oversee and administer all significant aspects relating to the Company’s compensation policies and programs, including director and officer compensation. The compensation committee is governed by a compensation committee charter, adopted by the board of directors, which gives the compensation committee the authority to make decisions on behalf of the board with respect to matters within its jurisdiction and any other duties assigned to it by the board. Under this charter, the compensation committee may also delegate any of its functions, duties and authority to a subcommittee of its members or to other board members. To date, the compensation committee has not established a subcommittee although it has delegated to our chief executive officer authority to grant, on an annual basis, up to a total of 25,000 stock options per person and up to a total of 8,000 restricted stock units per person to non-executive officers and employees. In addition, our chief administration officer has been charged with responsibility for day-to-day administration of our stock, 401(k) and certain other benefits plans.

The current version of the compensation committee charter is available on our web site at http://www.sonosite.com/company/content/board-committees/. The compensation committee’s responsibilities include:

•	Reviewing and approving compensation and benefits for directors and our executive officers;

•	Administering our incentive compensation and benefits plans including our 401(k) Plan;

•

Administering all equity compensation plans, including our 1998 Stock Option Plan (the “1998 Plan”), our Amended and Restated 2005 Stock Incentive Plan (the “2005 Plan”) and our Employee Stock Purchase Plan (“ESPP”), under which stock option grants, restricted stock unit grants, and other types of equity-based compensation may be made to directors, executive officers and other employees;

•	Reviewing and approving corporate and individual goals and objectives relevant to the compensation of our officers;

•	Evaluating the performance of our chief executive officer on an annual basis, in light of individual and corporate goals and objectives; and

•	Retaining the services of compensation consultants and other advisors it determines necessary to assist in carrying out its duties.

The committee meets quarterly in conjunction with regularly scheduled board meetings, and also holds meetings via conference call when deemed necessary by the committee or its chairperson. The agendas are determined through a collaborative process involving the committee chairperson, our chief administration officer and our chief executive officer, who typically attend all meetings. These officers are typically excused from the meeting when the committee discusses their individual compensation or performance and during other executive sessions held by the committee (typically at the end of each regularly scheduled quarterly meeting). Our chief

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executive officer, with the assistance of our chief administration officer, annually reviews the performance of each named executive officer (other than the chief executive officer, whose performance is reviewed by the committee). Their conclusions and recommendations based on those reviews are presented to the committee for consideration.

The members of the compensation committee in 2011 were Dr. Hauser, Mr. Kirby L. Cramer (until April 2011 when Mr. Cramer retired from our Board), Dr. Goldstein and Mr. Parzybok. Mr. Parzybok served as chairperson of the committee. As required by the committee charter, all compensation committee members have been and currently are independent nonemployee directors as defined under Rule 16b-3 of the Securities Exchange Act of 1934 and the director independence requirements of the Nasdaq Stock Market. In addition, each director satisfies the definition of “outside director” under Section 162(m) of the Internal Revenue Code. No special expertise in compensation matters is required for appointment to the compensation committee. In 2011, the compensation committee met four times.

Independent Consultant to Compensation Committee

Since 2006, the compensation committee has retained Compensia Inc. (“Compensia”), a compensation consulting firm, for advice and assistance on executive compensation matters and severance arrangements. Compensia provides the committee with relevant market data and alternatives to consider when making decisions for the named executive officers as well as other key officers. The committee has the sole authority to hire and fire Compensia. Although our chief administration officer interacts with and provides support and historical and current compensation information to Compensia for use in the firm’s analyses provided to the compensation committee, it is the committee that receives Compensia’s final work product. Management does not currently retain its own compensation consultant. Except for the work it does for our compensation committee, Compensia does not provide other services to us. Since 2007, the committee has retained Aon Consulting from time to time to provide board compensation consulting services and education to the committee members on compensation topics. In 2011, the committee also retained Pearl Meyer & Partners to perform board compensation consulting services.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is appointed by the Board to help ensure that the board of directors is appropriately constituted to meet its fiduciary obligations to the Company and its shareholders related to monitoring and safeguarding the independence of the board and providing a leadership role in shaping the corporate governance of the Company.

A complete description of the nominating and corporate governance committee’s functions is provided in its written charter, which is accessible via our website at http://www.sonosite.com/content/board-committees/. The nominating and corporate governance committee’s primary duties and responsibilities include:

•	Establishing director qualifications and the selection criteria for new directors;

•	Identifying individuals qualified to become directors and recommending director nominees to the Board;

•	Overseeing the annual self-assessment of the Board;

•	Annually reviewing the board of directors committee membership and structure;

•	Monitoring the independence of directors under the requirements of the relevant listing authority and SEC rules; and

•

Reviewing and assessing the Board’s corporate governance principles and the Company’s code of conduct applicable to all directors, officers and employees, and monitoring and approving any modifications or waivers of such code of business conduct and ethics.

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The members of the nominating and corporate governance committee in 2011 were Ms. Diersen, Messrs. Cramer (until April 2011 when Mr. Cramer retired from our Board), Haack and Dr. Hochman (who joined in April 2011), all of whom are independent directors within the meaning of the Nasdaq Marketplace Rules. Ms. Diersen served as chairperson of the committee. In 2011, the nominating and corporate governance committee met four times.

Consideration of Director Nominees

Our nominating and corporate governance committee reviews the skills, characteristics and experience of potential candidates for election to the board and recommends nominees for directors to the full board for approval. As stated in our corporate governance principles, posted on our website at http://www.sonosite.com/content/governance, among the characteristics to be considered by the nominating and corporate governance committee in evaluating director candidates are professional background, business experience, judgment and integrity, familiarity with the healthcare industry, and technical expertise (especially candidates with operational experience in medical device companies). The Board has focused on diversity and depth of experience in the healthcare industry as important criteria. As a result, the Board has directors who practice medicine, manage healthcare systems and have held management positions in the industry.

To the extent practicable, candidates for open director seats are selected on the principle that relevant business and industry experience is beneficial to the Board as a whole. In determining whether to recommend a director for re-election, the nominating and corporate governance committee also considers the director’s past attendance at meetings and participation in and contributions to the activities of the Board and its committees, as well as the nature and time involved in a director’s service on other boards.

Process for Identifying and Evaluating Nominees

The nominating and corporate governance committee identifies nominees by first evaluating the current members of the board of directors willing to continue in service. Current members of the board of directors with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination. If there is a vacancy on the board of directors as a result of a resignation or otherwise, or if the board of directors decides not to re-nominate a member for re-election, the nominating and corporate governance committee then identifies the desired skills and experience of a new nominee in light of the criteria above.

Shareholder Nominee

In accordance with our bylaws and applicable law, recommendations for nominations for directors may be made by any shareholder of record entitled to vote for the election of directors at shareholder meetings held for such purpose. The requirements a shareholder must follow for recommending persons for election as directors are set forth in our bylaws. If a shareholder complies with these procedures for recommending persons for election as directors, the committee will conduct the appropriate and necessary inquiries into the backgrounds, qualifications and skills of the recommended candidates and, in the exercise of the committee’s independent judgment in accordance with the policies and procedures adopted in the committee’s charter, and based upon the same criteria used with respect to candidates selected by the board, will determine whether to recommend the candidates recommended by the shareholders to the board of directors for inclusion in the list of candidates for election as directors at the next shareholder meeting held to elect directors.

Director Attendance of Annual Meetings

In 2011, the Board met seven times and acted eleven times by unanimous written consent. Overall attendance at board and committee meetings was approximately 97%. Each board member attended at least 75% of the aggregate of the meetings of our Board and of the committees on which he or she served. We have no formal policy regarding annual meeting attendance by our directors, but it strongly encourages attendance and all directors attended our 2011 annual meeting of shareholders.

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Shareholder Communications with Our Board

The Board maintains a process for shareholders to communicate with the board of directors. Shareholders wishing to communicate with the board of directors should send any communication to Corporate Secretary, SonoSite, Inc., 21919 30th Drive S.E., Bothell, Washington 98021. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. The corporate secretary will forward such communication to the full board of directors or to any individual director or directors to whom the communication is directed unless the communication is unduly hostile, threatening, illegal or similarly inappropriate, in which case the corporate secretary has the authority to discard the communication or take appropriate legal action regarding the communication.

Code of Conduct and Ethics

We have adopted a code of conduct to guide our officers, directors and employees, including our principal executive officer, principal financial officer and controller, in complying with the law and maintaining the highest standards of ethical conduct. All of our employees and directors must carry out their duties in accordance with the policies set forth in the code of conduct and with applicable laws and regulations. The code of conduct also sets forth our procedures for reporting possible wrongdoing to executive management and establishes a confidential procedure for reporting to the audit committee. A copy of the code of conduct can be accessed on the Internet via our website at www.sonosite.com/content/governance/.

Audit Committee Report

The information contained in the following report of the audit committee of our board of directors shall not be deemed to be “soliciting material” or “filed” with the SEC except to the extent that SonoSite specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The audit committee of the board of directors for 2011 was composed of Paul V. Haack (chairperson), Carmen L. Diersen and Richard O. Martin, Ph.D. Our board of directors has determined that all audit committee members are “independent” for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and as defined in Rule 4200(a)(15) of the Nasdaq Stock Market Marketplace Rules. The audit committee operates under a written charter, adopted by the board of directors on October 21, 2002, and revised most recently on October 17, 2011. We are in compliance with the listing standards of the Nasdaq Stock Market on audit committee charters and composition.

Our management is responsible for our internal controls and the financial reporting process. Our independent registered public accounting firm, KPMG LLP (“KPMG”), is responsible for conducting an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and expressing an opinion on the Company’s consolidated financial statements and an opinion on the effectiveness of the Company’s internal control over financial reporting based on the audit. The audit committee’s responsibility is to monitor and oversee these processes. In addition, the audit committee recommends to the full board of directors the selection of our independent registered public accounting firm.

In this context, the audit committee has met and held discussions with management and KPMG. In addition, the members of the audit committee individually reviewed our consolidated financial statements before their filing with the SEC in our periodic reports on Forms 10-Q and 10-K. Management represented to the audit committee that our consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the audit committee reviewed and discussed the consolidated financial statements with management and KPMG. The audit committee met with representatives of KPMG, without management present, to discuss the results of its audit, the evaluation of our internal controls and the overall quality of our financial reporting. The audit committee also discussed with KPMG the matters required to be discussed by Statement on Auditing Standards No. 61 “Communication with Audit Committees”.

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The audit committee also reviewed with KPMG the written disclosures required by the Independence Standards Board’s Standard No. 1, “Independence Discussions with Audit Committees,” and considered the compatibility of non-audit services with KPMG’s independence. During 2011 the audit committee pre-approved all audit and non-audit services provided by KPMG.

Based on the audit committee’s discussion with management and KPMG and its review of the representation of management and the report of KPMG to the audit committee, the audit committee recommended to the board of directors that the audited consolidated financial statements and the assessment of internal controls over financial reporting be included in our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC.

The foregoing report is provided by the following directors, who constitute the audit committee:

Audit Committee

PAUL V. HAACK (Chairman)

CARMEN L. DIERSEN

RICHARD O. MARTIN, PH.D.

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COMPENSATION DISCUSSION AND ANALYSIS

OVERSIGHT AND ADMINISTRATION OF EXECUTIVE COMPENSATION

The compensation committee of our Board (sometimes referred to in this Compensation Discussion and Analysis as the “committee”) is responsible for overseeing and administering all components of our executive compensation program. The responsibilities, composition and practices of the committee are discussed in detail in the Corporate Governance section on pages Annex I-8 through Annex I-10.

This Compensation Discussion and Analysis discusses our executive compensation program as it relates to the following “named executive officers” whose compensation is presented in the tables following this section in accordance with SEC rules:

Name	Position/Title As Of December 31, 2011	Transitions During 2011 and 2012
Kevin M. Goodwin	President and CEO	No changes in position or title

Marcus Y. Smith	Chief Financial Officer	Resigned as our Chief Financial Officer effective as of January 2, 2012.

John W. Sparacio	Chief Operating Officer	Appointed as Chief Operating Officer in June 2011

James M. Gilmore	Senior Vice President, Product Innovation and Delivery	No changes in position or title

John S. Bowers, Jr.	Senior Vice President, U.S. and Canada Business Unit	Senior Vice President, U.S. Sales until January 2011 and resigned as our Senior Vice President, U.S. and Canada Business Unit as of August 29, 2011

Diku Mandavia, M.D.	Senior Vice President and Chief Medical Officer	No changes in position or title

SUMMARY

We are the world leader and specialist in hand-carried and mounted ultrasound. In 2010, we extended our portfolio of innovative products through our acquisition of VisualSonics, the world’s leading developer of ultra-high frequency ultrasound systems.

When the compensation committee assessed 2011 compensation levels in the fall of 2010, future economic conditions and their effect on healthcare technology spending were still uncertain. Consequently, the compensation committee took a conservative approach to compensation programs in 2011, and did not make any across-the-board changes to executive compensation. This allowed us to control compensation expenses while continuing to provide appropriate incentives for strong performance from our executives and other employees.

Highlighted below are some of the key actions and decisions with respect to our executive compensation programs for fiscal 2011:

•	Strong Link Between Performance and Compensation. Our executive compensation is tightly linked with performance.

•

As with past years, we adopted a Variable Incentive Bonus Plan through which the named executive officers were eligible to earn cash incentive compensation based upon achievement of specific financial objectives in 2011. The goals set forth in the plan are designed to challenge our executives to attain high performance.

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•

The committee designed the 2011 Variable Incentive Bonus Plan to allow the named executive officers to earn above-target cash compensation only where the company delivers performance that is also above our targets. As of the date of this Information Statement, final calculations have not been made regarding company performance against the 2011 Variable Incentive Bonus Plan targets.

•

Limited Salary Increases and Equity Grants. The committee did not award base salary increases or equity grants to all executive officers, in keeping with company-wide efforts to limit compensation expenses.

•	Focus on Governance. We have established compensation practices that we believe contribute to good governance.

•

In February 2011, the committee completed a formal review of assessments by management regarding compensation risk, and concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the company.

•	Under the 2011 Variable Incentive Bonus Plan, the committee retains the discretion to pay less than the full amount otherwise payable under the plan’s metrics.

•	We have specific stock ownership guidelines for named executive officers, which provide for long-term ownership interest in the company.

•	Our compensation consultants are retained directly by and report to the committee. None of our compensation consultants provide any services to management personally.

COMPENSATION PHILOSOPHY

Our compensation committee’s work is guided by the following three principles:

•	Attract and retain talented executive personnel by providing competitive compensation opportunities;

•	Directly link compensation to individual contribution and company performance; and

•	Tie meaningful compensation opportunities to the creation of additional shareholder value.

Our executive compensation philosophy is implemented through four key elements. The first element is to attract and retain talented executive personnel by paying them market or a premium-to-market base salary. Offering market or premium-to-market base salary is designed to provide executive personnel with the benefits of a stable base compensation that is comparable to what they would receive from most of our competitors. The second element is the annual variable incentive bonus plan, which ties annual bonus payments to specified annual performance objectives. The third element is to provide executive personnel with meaningful equity compensation awards in order to align executives’ incentives with those of our shareholders through a focus on long-term value creation. The fourth element is agreements with named executive officers providing certain benefits in the event of involuntary employment termination in connection with a change in control of us.

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MARKET DATA, BENCHMARKING AND OTHER TOOLS USED IN ANALYZING COMPENSATION

In making compensation decisions for the named executive officers for 2011, the committee compared each element of total compensation against a peer group of publicly traded medical device companies. This peer group, which is periodically reviewed and updated by the committee, includes companies with revenues and market capitalization that differ from those of the Company; however, the committee concluded that this peer group was appropriate because the company is competing for talent with these organizations. The market data that the committee used with respect to 2011 compensation decisions was assembled in late 2010. The companies comprising this compensation peer group for 2011 compensation levels (the “Peer Group”) were:

Accuray Incorporated	Masimo Corporation
American Medical Systems	Merit Medical Systems, Inc.
AngioDynamics, Inc.	Natus Medical
ArthroCare Corporation	NuVasive
CONMED Corporation	Symmetry Medical, Inc.
Cyberonics, Inc.	Thoratec Corporation
Exactech, Inc.	Volcano Corporation
Haemonetics	Wright Medical Group, Inc.
ICU Medical, Inc.	Zoll Medical Corporation
Integra LifeSciences

At the suggestion of Compensia, in March 2011, the compensation committee approved certain changes to the membership of the Peer Group for the 2011 compensation review. Specifically, the group was modified by removing Cardiac Science Corporation and TomoTherapy Incorporated, each of which ceased independent existence as a result of acquisitions or mergers, and adding American Medical Systems, Haemonetics, Integra LifeSciences, Natus Medical and NuVasive. In establishing compensation for 2011, the compensation committee used the Peer Group data, together with Compensia’s analysis of such data, as a reference to help it evaluate the levels of compensation for our named executive and other officers; meaning that, to the extent such data is available with respect to a particular position, it compares the current level of compensation for an executive officer against the relevant Peer Group data and then it may or may not adjust the officer’s compensation, depending on various factors as well as its judgment as to what is appropriate in context. Peer Group data is generally available for evaluation of the compensation of our chief executive officer, chief financial officer, and certain other senior-level executive officers.

In addition to the Peer Group data, the committee relied on data from the Radford July 2008 High-Tech Executive Survey (the “Radford Survey”). For those executive officers who were named executive officers in both 2010 and 2011, the Radford Survey data was not updated, based upon advice from Compensia that the data contained therein had changed by less than 1.5% from the previous year. Consequently, target amounts of base salary and total cash compensation for these continuing named executive officers did not change for 2011. The committee did use more current Radford Survey data to determine appropriate compensation for executives assuming a new position within the company.

The committee also reviewed the WorldatWork 2008 Salary Budget Survey (updated by Compensia based upon 2009 salary data), which includes compensation information for over 350 technology companies. The WorldatWork survey reported that most companies in the survey continued throughout 2009 to hold salaries steady, reduced or delayed merit increases, or limited increases to high-performing individuals. As a result, overall average salary increase budgets for executives at the WorldatWork respondents only increased by approximately 2.0% over the previous year.

The Peer Group data, Radford Survey data and the WorldatWork 2008 survey data are hereinafter collectively referred to as the “Market Data.”

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In setting 2011 cash compensation levels, the committee had the broad goal of benchmarking total cash compensation to the 50th to 75th percentile of the Market Data, while it also made adjustments below or above the target levels based on the committee’s evaluation of the executive’s length of tenure and performance in the position, scope of responsibility, the company’s historical performance results (collectively, the “Individual Factors”), and internal pay equity. In assessing executives’ performance over the past year, the committee considered performance reviews by the CEO. With regard to the CEO’s performance, the committee conducted its own evaluation of his performance.

With respect to equity awards, the compensation committee has historically used the Market Data only as a general reference point when making decisions about the size of awards to grant to individual executive officers. Awards to the named executive officers are discussed in the “Components of Executive Compensation–Equity Grants” section below.

Compensation Decision-Making Process in 2011

With respect to those executives who were named executive officers in both 2010 and 2011 (Messrs. Goodwin, Smith, Gilmore, Bowers, and Dr. Mandavia), the compensation committee’s decisions on compensation levels for its 2011 fiscal year were made in October and November of 2010. With respect to the remaining named executive officer – Mr. Sparacio (who was appointed as our Chief Operating Officer in June 2011), the committee’s decisions on his compensation levels were made in June 2011. In addition, the compensation committee approved (a) an increase in Mr. Goodwin’s annual base salary to $550,000 in April 2011 and an increase in Mr. Goodwin’s target bonus to $550,000, (b) an increase in Mr. Gilmore’s annual base salary to $325,000 and an increase in Mr. Gilmore’s target bonus to $162,500 in December 2011, (c) grant of 40,000 restricted stock units to Mr. Goodwin in July 2011, (d) grant of 30,000 stock options and grant of 30,000 restricted stock units to Mr. Sparacio, each in June 2011, and (e) grant of 13,000 restricted stock units to Mr. Mandavia in July 2011.

In October 2011, the committee decided to defer its annual in-depth review of compensation programs for the purpose of establishing 2012 executive officer compensation levels. Consequently, it has not made any changes to the 2011 Peer Group or to base salary or equity grants for 2012. As discussed in the “Components of Executive Compensation–Short-Term Incentive Compensation” section below, the Board of Directors established targets for the company’s incentive compensation plan at its February 2011 meeting.

Adherence to Target Levels

During 2011, actual compensation paid or awarded to individual named executive officers largely adhered to target levels, varying in only a few cases from the targets described above.

None of the named executive officers had variances of 10% or more between actual base salary paid in 2011 and the 50th to 75th percentile benchmark in the Market Data used to guide 2011 base salary levels. Specifically, Mr. Smith’s base salary equaled 99% of the salary level corresponding to the 50th percentile of the target range for Chief Financial Officer.

The salaries of Mr. Goodwin, Mr. Bowers and Dr. Mandavia were within the target range for 2011, and Mr. Gilmore’s salary equaled 91% of the salary level corresponding to the 50th percentile of the target range for his position.

In keeping with past practices, calculation of bonuses payable (if any) under the Variable Incentive Bonus Plan for fiscal year 2011 will not be finalized until March 2012, and are thereafter subject to approval by the Compensation Committee.

For purposes of reviewing 2011 compensation, in addition to the Market Data, the compensation committee also used individual “tally sheets” compiled by Compensia to list and total the various components of compensation for each named executive officer and referenced it against the Market Data. The tally sheets were used to track compensation to historical performance and to compare internal compensation equity.

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COMPONENTS OF EXECUTIVE COMPENSATION

Base Salaries

As a general rule, the committee performs an annual review of base salaries for named executive officers and other employees based on Market Data, an internal review of each executive’s compensation relative to other officers, and the individual performance of the executive. Base salaries for senior executives are generally targeted to fall within the 25th and 50th percentile of the relevant Market Data. The committee may make adjustments that vary from this target range based on its review of the Individual Factors and internal pay equity for the relevant year.

In 2011, the committee granted salary increases to Mr. Goodwin and Mr. Gilmore. Mr. Goodwin’s salary increase, granted in April 2011, was in the amount of $42,500 per annum and was made to maintain adherence to the target levels described in the preceding paragraph. Mr. Gilmore’s salary was increased by $85,000 per annum in December, 2011 to align his base salary with those of the other executive officers. Mr. Sparacio was appointed as our Chief Operating Officer with an annual salary of $365,000.

Mr. Smith resigned and Mr. Anil Amlani was appointed as our Chief Financial Officer effective as of January 2, 2012. As of the date of this Information Statement, no increases or decreases to 2011 named executive officer base salaries have been approved in 2012.

Short-Term Incentive Compensation

The SonoSite, Inc. Variable Incentive Bonus Plan (the “VIP”), the annual cash incentive program, is intended to:

•	enhance shareholder value by promoting strong linkages between employee performance and company performance;

•	support achievement of the company’s business objectives; and

•

promote retention of participating employees by providing them with the opportunity to earn incentive pay to increase their total annual cash compensation to between the 50th and 75th percentile of the Market Data.

The VIP was initially implemented for fiscal year 2005. The VIP provides guidelines for the calculation of an annual cash incentive by the compensation committee, which acts as the administrator of the plan. Each year the committee decides whether to establish grant awards under the VIP, selects which executives should receive awards, and establishes performance targets. At the beginning of the following year, the committee reviews actual performance for the previous fiscal year against the pre-established performance goals and approves any payments to be made under the VIP.

All of our named executive officers participated in the VIP for fiscal year 2011 (the “2011 VIP”). Bonuses for participants in the 2011 VIP (including the named executive officers) were calculated based upon the following formula:

Individual Incentive Target Dollars X Matrix Percentage Factor = 2011 VIP Payout for each participant

Each of these terms is highlighted and defined below.

The Individual Incentive Target Dollars for each executive is the amount to be paid to each VIP participant upon 100% achievement of the revenue and EBITDAS goals in the 2011 VIP. The compensation committee assigned Individual Incentive Target Dollars to each executive, based on its assessment of the executive’s prior year performance, expected contributions and scope of responsibility for 2011. The Individual Incentive Target Dollars for each named executive officer were established by the compensation committee in early 2011, as follows:

(1)	Mr. Goodwin: $507,500 (raised to $550,000 in connection with his April 2011 salary increase);

Annex I-18

(2)	Mr. Smith: $120,000;

(3)	Mr. Sparacio: $235,000;

(4)	Dr. Mandavia: $120,000;

(5)	Mr. Gilmore: $120,000 (raised to $162,500 in connection with his December 2011 salary increase); and

(6)	Mr. Bowers: $100,000.

The Matrix Percentage Factor is the result of multiplying the “Revenue Factor” and the “EBITDAS Factor.” For all named executive officers, (i) the Revenue Factor is the company’s actual revenue growth rate less the targeted revenue growth rate multiplied by a 4.0 revenue weighting multiplier, and (ii) the EBITDAS Factor is the actual EBITDAS profit (gross margin less operating expenses, excluding depreciation, amortization, stock-based compensation and certain extraordinary charges) as a percentage of target EBITDAS profit multiplied by a 2.0 EBITDAS profit weighting multiplier. In each case, both the Revenue Factor and EBITDAS Factor minimum thresholds must be achieved to receive a payout under the 2011 VIP.

Under the 2011 VIP, no payments will be made unless the revenue is at least $304 million and the EBITDAS is at least $48.78 million. This represented a 16% increase over 2010 revenues and a 4% increase over 2010 operating profit.

As of the date of this Information Statement, the Company has not determined the 2011 actual revenue achievement or the EBITDAS achievement.

Amounts payable under the 2011 VIP are also subject to any company clawback or recoupment policy that may be put in place. The company has not yet, but currently intends to, adopt a clawback policy required under Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Equity Grants

We believe equity awards are an effective way to link individual compensation to individual contribution and company performance, and align the executives’ financial interests with those of our shareholders. Grants of equity to named executive officers generally consist of both stock options and restricted stock units, although the committee may issue grants comprised only of stock options or restricted stock units.

Generally, equity awards to named executive officers are made not more than once per fiscal year, usually following a review of the data and analysis provided by the committee’s consultant, as well as the appropriate year’s Individual Factors for each executive. While the committee generally grants equity-based compensation no more than once per year, it retains discretion to make additional awards to named executive officers for retention or promotion purposes, or to reward performance.

Consistent with company-wide expense control measures, no equity grants were made to Messrs. Smith, Bowers, or Mr. Gilmore in 2011. Mr. Goodwin was granted 40,000 restricted stock units in July 2011 for the purpose of retention, Dr. Mandavia was granted 13,000 restricted stock units in July 2011 for the purpose of promoting internal pay equity among executive officers, and, Mr. Sparacio who became our Chief Operating Office in June 2011 was granted 30,000 restricted stock units and 30,000 stock options in August 2011.

All grants of restricted stock units to named executive offices in 2011 vest on the third anniversary of the grant date, subject to the executive’s continued employment over that period. As of the date of this Information Statement, no equity grants have been made to named executive officers in 2012.

In July 2011, the compensation committee and the Board approved revised stock ownership guidelines for executive officers, which require that executives and vice presidents who report directly to the chief executive officer have a minimum ownership threshold amount of stock equal to one times base salary in the case of all vice presidents or executives who report directly to the CEO, and equal to 50% of the base salary for all other

Annex I-19

vice presidents or similar level executives. Stock ownership levels should be achieved by each executive within four years of the adoption of the guidelines or within four years of first appointment as an executive. Executives must show annual progress in acquiring ownership of shares, by acquiring shares with a value that equals 25% of target ownership each year over a four year period, for a total in the fourth year of 100% of target goal of one times base salary. The value of the shares held will be calculated at the end of each year using the average market price over the previous ninety days. Shares that count towards the ownership calculation include all shares directly or beneficially owned (including shares purchased on the open market, through our employee stock purchase plan, or upon settlement of restricted stock units or exercise of stock options), but do not include unvested shares of restricted stock or any unexercised stock options. All executives who were named executive officers as of December 31, 2011 and had served as full-time employees of SonoSite throughout 2011 were in compliance with these guidelines.

We do not have any program, plan or practice to time annual or ad hoc grants of equity-based awards in coordination with the release of material non-public information or otherwise. However, the committee does consider the impact of the compensation expense incurred by the company when determining the timing and amount of equity awards.

Awards of stock to insiders subject to Section 16 of the Securities Act of 1933 require the approval of the committee. All stock options awarded are priced at the “fair market value” which is defined in the 2005 Plan as the closing sales prices for SonoSite’s common stock on the Nasdaq Stock Market on the date of grant.

Our named executive officers, along with other key employees, are also subject to the company’s special trading policy, which restricts insiders’ trading in company stock to defined periods each quarter starting on the second day following the release of quarterly earnings to the fifteenth day prior to the end of a financial quarter. In addition, employees subject to this policy must receive written pre-clearance from our chief financial officer or vice president, legal affairs prior to conducting any trades. Purchases and sales of stock pursuant to pre-approved 10b5-1 trading plans and purchases pursuant to the company’s employee stock purchase plan are exempt from this policy. The company encourages executives to adopt 10b5-1 plans but does not require their use for all trading activity.

Change in Control Agreements

As of December 31, 2011, except in the case of a change in control of the company, the company is not obligated to pay severance or other enhanced benefits to any named executive officer upon termination of their employment. However, we have entered into change in control severance agreements with certain key employees, including the named executive officers. These are designed to promote stability and retention of senior management prior to and following a change in control and to align executive and shareholder interests by enabling executives to consider corporate transactions that are in the best interests of the shareholders and other constituents of the company without undue concern over whether the transactions may jeopardize the executives’ own employment. Information regarding these arrangements is provided in the section “Potential Payments Upon Termination or Change in Control.”

No material changes were made to the change in control severance agreements in 2011. With the exception of Mr. Sparacio’s change in control severance agreement, which was signed at the time he commenced employment in June 2011, all change in control severance agreements for the 2011 named executive officers were put into place prior to 2011.

Benefits

The company purchases annual life and disability insurance policies to provide individual coverage for the company’s senior executives, including its named executive officers. The change in control agreements with its executives (described below in the section “Payments Made Upon a Change in Control”) require SonoSite to provide insurance benefits to executives in the event of termination of employment following a change in control that are no less favorable than the benefits in effect on the date of the change in control. Because the company

Annex I-20

would not be able to maintain equivalent life and disability insurance policies under the existing group benefit plan for employees no longer employed following a change in control, new plans were purchased to ensure compliance with the provisions of the agreements if such benefits were required in the future. These plans will provide an equivalent level of life insurance and a higher cap on disability insurance benefits than the plans that are generally available to all employees. These benefits were implemented in 2007, and are still currently in effect at the same levels.

TAX CONSIDERATIONS

Deductibility of Executive Compensation

In making compensation decisions affecting the executive officers, the compensation committee considers our ability to deduct under applicable federal corporate income tax law compensation payments made to executives. Specifically, the committee considers the requirements and impact of Section 162(m) of the Internal Revenue Code, which generally disallows a tax deduction for annual compensation in excess of $1 million paid to our named executive officers. Certain compensation that qualifies under applicable tax regulations as “performance-based” compensation is specifically exempted from this deduction rule. The committee cannot assure that SonoSite will be able to fully deduct all amounts of compensation paid to persons who are named executive officers in the future. Further, because the committee believes it is important to preserve flexibility in designing its compensation programs, it has not adopted a policy that all compensation must qualify as deductible under Section 162(m). We believe that stock options granted to named executive officers under the 1998 Plan and 2005 Plan would qualify as “performance-based compensation” and therefore are Section 162(m) qualified. Restricted stock units with time-based vesting under the 2005 Plan are not Section 162(m) qualified. Awards under the 2011 VIP may qualify as deductible under Section 162(m) of the Internal Revenue Code, but discretionary bonus payments do not.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation that we paid to our chief executive officer, our chief financial officer, and each of our three other most highly compensated executive officers during the year ended December 31, 2011. Collectively, these are the “named executive officers”.

Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)	Option Awards (1)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Kevin M. Goodwin (2)	2011	$550,000	—	$1,399,600	—	—	$13,991	$1,963,591
President and Chief Executive Officer	2010	$507,500	—	—	—	$654,168	$9,726	$1,171,394
	2009	$507,500	$203,000	—	—	—	$11,698	$722,198

Marcus Y. Smith (3) (8)	2011	$275,000	—	—	—	—	$10,395	$285,395
Senior Vice President, Chief Financial Officer and Treasurer	2010	$252,115	—	$732,250	—	$154,680	$6,165	$1,145,210

John W. Sparacio (4) (8)	2011	$365,000	—	$858,900	$228,204	—	$8,804	$1,460,908
Chief Operating Officer

John S. Bowers, Jr. (5) (8)	2011	$240,000	—	—	—	—	$5,644	$245,644
Senior Vice President, U.S. and Canada Business Unit	2010	$240,000	$90,000	$267,100	—	—	$3,837	$600,937

James M. Gilmore (6)	2011	$325,000	—	—	—	—	$8,792	$333,792
Senior Vice President, Product Innovation and Delivery	2010	$240,000	—	$460,870	—	$154,680	$4,603	$860,153
	2009	$240,000	$50,000	—	—	—	$14,941	$304,941

Diku Mandavia, M.D. (7)	2011	$400,000	—	$454,870	—	—	$10,562	$865,432
Senior Vice President, Chief Medical Officer	2010	$338,463	—	$267,100	—	$154,680	$2,819	$763,062

Annex I-21

(1)	The amounts included in the “Stock Awards” and “Option Awards” columns represent the grant-date fair value of the awards granted by the company in 2011 and 2010 related to stock awards and stock option awards granted to the named executive officers. No stock awards or stock option awards were granted to the named executive officers in 2009. For a description of valuation assumptions, see Note 10 to our consolidated financial statements included in our Form 10-K for the year ended December 31, 2010.
(2)	Mr. Goodwin’s All Other Compensation consists of $4,264 in 401(k) matching contributions and $9,726 for insurance premiums for 2011; $9,726 for insurance premiums for 2010; $1,972 in 401(k) matching contributions and $9,726 for insurance premiums for 2009.
(3)	Mr. Smith’s All Other Compensation consists of $4,231 in 401(k) matching contributions and $6,165 for insurance premiums for 2011; and 6,165 for insurance premiums for 2010.
(4)	Mr. Sparacio’s All Other Compensation consists of $2,527 in 401(k) matching contributions and $6,277 for insurance premiums for 2011.
(5)	Mr. Bowers’ All Other Compensation consists of $2,538 in 401(k) matching contributions and $3,105 for insurance premiums for 2011; and $3,837 for insurance premiums for 2010.
(6)	Mr. Gilmore’s All Other Compensation consists of $4,189 in 401(k) matching contributions and $4,603 for insurance premiums for 2011; $4,603 for insurance premiums for 2010; $10,212 in 401(k) matching contributions and $4,729 for insurance premiums for 2009.
(7)	Dr. Mandavia’s All Other Compensation consists of $6,635 in 401(k) matching contributions and $3,927 for insurance premiums for 2011; and $2,819 for insurance premiums for 2011.
(8)	Mr. Sparacio became our Chief Operating Office in June 2011. Mr. Smith resigned as our Chief Financial Officer effective January 2, 2012. As of January 2011, Mr. Bowers was no longer designated an executive officer.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth information regarding grants of equity and non-equity plan awards made to our Named Executive Officers during fiscal 2011:

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units (3)	All Other Option Awards: Number of Securities Underlying Options (4)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (4)(5)
		Threshold	Target	Maximum (2)
Kevin M. Goodwin	07/19/2011	340,025	550,000	5,000,000	40,000	—	34.99	1,399,600
Marcus Y. Smith	—	80,400	120,000	5,000,000	—	—	—	—
John W. Sparacio	08/16/2011				30,000	30,000	28.63	1,087,104
John S. Bowers, Jr.	—	65,625	100,000	5,000,000	—	—	—	—
James M. Gilmore	—	80,400	165,000	5,000,000	—	—	—	—
Diku Mandavia, M.D.	07/19/2011	80,400	120,000	5,000,000	13,000	—	34.99	454,870

(1)	Amounts shown in these columns represent the range of possible cash payouts for bonus arrangements established in February 2011 under the 2011 VIP.
(2)	The terms of the 2011 VIP provide that no participant shall receive more than $5,000,000 under the 2011 VIP.
(3)	All such grants of restricted stock units vest fully on the third anniversary of the date of grant.
(4)	SonoSite calculates the option exercise price and the fair value of stock awards by using the closing price on the grant date.
(5)	The value of the stock and option awards has been computed in accordance with FASB Accounting Standards Codification (ASC) Topic 718, excluding the effect of estimated forfeitures. For a description of the valuation assumptions, see Note 10 to our financial statements in our Form 10-K for the year ended December 31, 2010.

Annex I-22

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers at the end of fiscal 2011.

		Option Awards						Stock Awards
Name	Grant Date (1)	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested (2)	Vest Date of Stock Awards
Kevin M. Goodwin	04/29/03	31,059	—	—	$16.03	04/29/13	(3)	—	—	—
	03/01/06	60,000	—	—	$40.58	02/28/13	(3)	—	—	—
	11/20/08	112,500	—	37,500	$16.44	11/20/15	(4)	—	—	—
	07/19/11	—	—	—	—	—		40,000	$2,154,400	07/19/14	(5)

Marcus Y. Smith	08/13/07	15,000	—	—	$28.24	08/13/17	(3)	—	—	—
	11/20/08	14,063	4,687	—	$16.44	11/20/15	(4)	—	—	—
	09/01/09	10,000	10,000	—	$23.45	09/01/16	(4)	—	—	—
	08/10/10	—	—	—	—	—		25,000	$1,346,500	08/10/13	(5)

John W. Sparacio	08/16/11	—	30,000	—	28.63	8/16/2018	(4)	30,000	$1,615,800	08/16/14	(5)

James M. Gilmore	11/20/08	16,875	5,625	—	$16.44	11/20/15	(4)	—	—	—
	07/20/10	—	—	—	—	—		17,000	$915,620	07/20/13	(5)

Diku Mandavia, M.D.	10/26/09	—	—	—	—	—		2,500	$134,650	10/26/12	(5)
	02/09/10	—	—	—	—	—		10,000	$538,600	02/09/13	(5)
								13,000	$700,180	07/19/14	(5)

(1)	For a better understanding of the equity awards included in this table, we have provided the grant date.
(2)	The fair market value at December 31, 2011 is computed based on the closing market stock price per share of $53.86 on December 31, 2011.
(3)	All such options vest monthly from the date of grant, fully vesting in four years.
(4)	All such options vested 25% annually on the anniversary of the date of grant, fully vested in four years.
(5)	All such grants of restricted stock units vest fully on the third anniversary of the date of grant.

Options Exercises and Stock Vested

The following table sets forth information regarding options exercised and shares of common stock acquired upon vesting by our named executive officers during fiscal 2011:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting (1)	Number of Shares Acquired on Vesting	Value Realized on Vesting (1)
Kevin M. Goodwin	—	—	50,000	$2,031,250
Marcus Y. Smith	—	—	6,250	$253,906
John W. Sparacio	—	—	—	—
John S. Bowers, Jr.	18,750	$181,011	2,500	$71,938
James M. Gilmore	—	—	7,500	$304,688
Diku Mandavia, M.D.	—	—

(1)	Value is determined by multiplying the number of awards vested by the market price on the vest date.

Annex I-23

PENSION BENEFITS

We do not maintain a defined benefits plan, cash balance plan or supplemental executive retirement plan for its named executive officers.

NONQUALIFIED DEFERRED COMPENSATION

We do not maintain a nonqualified deferred compensation plan.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

As of the year ended December 31, 2011, we have entered into Senior Management Employment Agreements (the “Agreements”) with each of our named executive officers and certain other company officers. These Agreements are substantially similar to each other and provide for payments and/or benefits (a) upon a change in control, and (b) upon certain terminations of employment thereafter, as described below. In addition, our 2005 Plan provides for equity acceleration upon a change in control as detailed below.

Payments upon Change in Control. Pursuant to outstanding equity award agreements, all outstanding stock options and restricted stock units held by executives vest in full upon a “Change in Control”, as that term is defined in our 2005 Plan. Under our 2005 Plan, upon a Change in Control, each outstanding unvested option will automatically vest and become exercisable and all restrictions on shares of restricted stock and restricted stock units will lapse. These acceleration provisions apply to outstanding equity awards issued to all employees.

In addition, pursuant to the Agreements, following a Change in Control our executives are guaranteed during the term of such Agreements (a) an annual salary no less than the annual salary in effect immediately prior to the Change in Control, (b) an annual bonus opportunity in an amount no less than the average of the executive’s three annual bonuses paid in the three years prior to the Change in Control, (c) equivalent employee benefits and (d) in the event of the executive’s death or disability, up to 24 months’ continued welfare benefits for the executive and his or her dependents, as applicable.

For these purposes, a Change in Control is deemed to occur upon (a) a merger in which SonoSite is not the surviving entity, (b) the sale of substantially all of the assets of SonoSite, (c) the acquisition of a controlling interest in our shares by any person, (d) a dissolution or liquidation, or (e) a change in our incumbent directors through contested board elections.

Payments upon Involuntary Termination following a Change in Control. In the event of an involuntary termination (meaning a termination of employment by SonoSite without “Cause” or by the executive for “Good Reason”) following a Change in Control, the executive is entitled to receive the following:

(a) a lump sum payment equal to twice the executive’s then current annual salary or the annual salary immediately prior to the Change in Control, whichever is higher,

(b) a lump sum payment equal to twice the percentage of the executive’s annual salary paid as a bonus for the fiscal year immediately preceding the Change in Control or, if no such bonus has been paid or determined, 100% of the executive’s target bonus for the most recent fiscal year prior to the Change in Control, and

(c) 12 months’ continued life, disability, medical, dental, and vision benefits for the executive and his or her dependents.

In addition, the executive is entitled to a gross-up for any excess parachute payment excise taxes, if the payments or benefits under the Agreement, together with any other benefits, trigger such excise taxes.

Receipt of severance payments is contingent on (a) compliance with a 12-month non-solicit of employees obligation (such 12-month period commencing on the date of termination), (b) execution and non-revocation of a waiver and release of claims, and (c) continued compliance with proprietary information agreements.

Annex I-24

For these purposes, Cause will be deemed to occur upon an executive’s willful misconduct, felonious conduct, or an unreasonable refusal to perform his or her duties. Good Reason will be deemed to occur upon (a) an executive’s assignment of duties inconsistent with the executive’s position, (b) a material reduction in an executive’s base salary or benefits, (c) a relocation of more than 25 miles, or (d) a breach of the executive’s employment agreement with us.

Other Provisions of the Agreements. Each Agreement provides for an initial term of two years, with automatic renewal for successive two-year terms on each annual anniversary date of the Agreement, unless earlier terminated. If a Change in Control occurs, however, each Agreement will expire two years after the Change in Control, unless earlier terminated. Each Agreement may be earlier terminated (a) prior to a Change in Control, by us upon 30 days’ prior written notice, so long as a Change in Control does not occur prior to the termination date set forth in the notice; (b) prior to a Change in Control, by the executive upon 30 days’ prior written notice, whether or not a Change in Control occurs prior to the termination date set forth in the notice; and (c) after a Change in Control, by us or the executive upon 30 days prior written notice. Notwithstanding the foregoing, once benefits have been triggered under the Agreements, termination of the Agreements does not terminate continuation of the benefits required to be provided under the Agreements.

The table below shows as of December 31, 2011, the value of payments and benefits our named executive officers are entitled to receive upon a Change in Control or in connection with certain terminations of employment thereafter.

Post Termination or Change in Control Incremental Value Transfer

		Change in Control (4)	Involuntary Termination Following Change in Control (5)	Death or Disability Following a Change in Control (5)
Kevin M. Goodwin	Salary/Bonus	$—	$2,517,901	$—
	Benefits	$—	$24,300	$30,000
	Equity Acceleration (2)	$3,557,650	$—	$—
	Tax Gross-Up (3)	$—	$—	$—
	Total	$3,557,650	$2,542,201	$30,000

Marcus Y. Smith (6)	Salary/Bonus (1)	$—	$790,000	$—
	Benefits	$—	$25,774	$30,000
	Equity Acceleration (2)	$1,831,594	$—	$—
	Tax Gross-Up (3)	$—	$—	$—
	Total	$1,831,594	$815,774	$30,000

John W. Sparacio (7)	Salary/Bonus	$—	$1,200,000	$—
	Benefits	$—	$12,252	$20,000
	Equity Acceleration (2)	$2,372,700	$—	$—
	Tax Gross-Up (3)	$—	$647,183	$—
	Total	$2,372,700	$1,859,435	$20,000

James M. Gilmore	Salary/Bonus	$—	$1,068,925	$—
	Benefits	$—	$24,171	$30,000
	Equity Acceleration (2)	$1,126,108	$—	$—
	Tax Gross-Up (3)	$—	$—	$—
	Total	$1,126,108	$1,093,096	$30,000

Diku Mandavia, M.D.	Salary/Bonus	$—	$1,165,606	$—
	Benefits	$—	$25,258	$30,000
	Equity Acceleration (2)	$1,373,430	$—	$—
	Tax Gross-Up (3)	$—	$719,875	$—
	Total	$1,373,430	$1,910,739	$30,000

Annex I-25

(1)	Mr. Smith’s cash severance reflects the terms of the transition and separation agreement described below.
(2)	Amount reflects $53.86 minus the exercise price for stock options and $53.86 multiplied by the number of shares covered by each accelerating restricted stock unit award. $53.86 was the per share closing price of our common stock on December 30, 2011. The amount for Mr. Smith reflects the terms of the transition and separation agreement described below with respect to the accelerated awards.
(3)	The following assumptions were used for purposes of calculating the excess parachute payment tax gross-up: (1) a December 31, 2011 change in control and termination of employment, (2) 0.20% and 1.27% short- and mid-term present value factors, (3) a 1.89% risk free rate, (4) 34% stock option volatility, (5) 90-day remaining life on stock options, (6) all payments made in 2011 are assumed to have been made in the ordinary course of business, and (7) payments and benefits are subject to a 36.45% tax (combined federal income and Medicare) plus additional state taxes (0% in Washington, 10.3% in CA, as applicable). In addition, the gross-up calculation may ignore many personal income tax adjustment items such as deduction phase-outs and effect of alternative minimum taxation.
(4)	In the event of a Change in Control, our executives are guaranteed during the term of such Agreements (a) an annual salary no less than the annual salary in effect immediately prior to the Change in Control, (b) an annual bonus opportunity in an amount no less than the average of the executive’s three annual bonuses paid in the three years prior to the Change in Control.
(5)	In the event of an “Involuntary Termination Following Change in Control” and “Death or Disability Following a Change in Control,” named executive officers previously would have received the equity acceleration listed under “Change in Control.” The tax gross-up associated with the value of the equity acceleration shown under “Change in Control,” if any, is included in the tax gross-up in these columns. No named executive officer would be paid a gross-up solely because of the occurrence of acceleration of outstanding equity awards due to a Change in Control.
(6)	Mr. Smith resigned as our Chief Financial Officer effective as of January 2, 2012. Additional details regarding the terms of his resignation and transition are described below.
(7)	Mr. Sparacio was appointed our Chief Operating Officer on June 29, 2011.

Mr. Smith resigned as our Chief Financial Officer effective as of January 2, 2012. Pursuant to a letter agreement regarding the terms of Mr. Smith’s transition and separation, dated as of December 27, 2011 (the “Interim Agreement”), if, by June 1, 2012, the Company consummates a Change in Control (as defined in that certain Amended and Restated Senior Management Employment Agreement between the Company and Mr. Smith, effective as of December 31, 2008 (the “Smith Employment Agreement”)), including the Offer, we have agreed to provide Mr. Smith with the following separation benefits:

•	a lump sum payment equal to two years of Mr. Smith’s annual base salary plus two times Mr. Smith’s annual target bonus for 2011, which together aggregate $790,000,

•	12 months of company-paid COBRA health insurance premiums,

•	full acceleration of Mr. Smith’s outstanding unvested 25,000 restricted stock units and 14,687 stock options,

•	a lump sum payment of $1,350,000 in exchange for the cancellation of all restricted stock units held by Mr. Smith,

•	a lump sum payment of $1,701,750 in exchange for the cancellation of all stock options held by Mr. Smith, and

•	other separation benefits set forth in paragraph 5 of the Smith Employment Agreement, to the extent not inconsistent with the Interim Agreement.

Annex I-26

Pursuant to the Interim Agreement, if by June 1, 2012, a Change in Control has not occurred, the Company will provide Mr. Smith with the following:

•	a lump sum payment of $137,500, which equals 6 months of Mr. Smith’s annual base salary, and

•	6 months of company-paid COBRA health insurance premiums.

In addition, the Interim Agreement contains a general release of claims in favor of us.

GOLDEN PARACHUTE COMPENSATION

Background

Messrs. Goodwin, Smith, Sparacio, Gilmore, and Mandavia are the Company’s named executive officers for fiscal year 2011 (“2011 Named Executive Officers”) and Mr. Amlani became our Chief Financial Officer as of January 2, 2012 (together with the 2011 Named Executive Officers, the “Executive Officers”). In this Schedule 14D-9, the Company is required to disclose any agreement or understanding, whether written or unwritten, between the Executive Officers and the Company or FUJI concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer. The Company has (a) entered into Senior Management Employment Agreements with the Named Executive Officers (“Senior Management Employment Agreements”) except for Mr. Amlani, (b) entered into an Interim Agreement with Mr. Smith and (c) in connection with the Company’s acquisition of VisualSonics, assumed the 2010 Employment Agreement between VisualSonics and Mr. Amlani. The terms and conditions of the Senior Management Employment Agreements, Interim Agreement and 2010 Employment Agreement are described in Item 3 of the Schedule 14D-9 under the heading “Executive Officer Agreements with the Company,” and “Potential Payments Upon Change in Control” incorporated herein by reference. In addition, beginning on December 9, 2011, representatives of FUJI have had discussions with certain executive officers of the Company regarding their continued service with the Company following the Effective Time of the Merger. These discussions between representatives of FUJI and these executives have continued following the execution of the Merger Agreement, and may result in the execution of new employment agreements that would become effective as of and subject to the closing of the Merger.

Aggregate Amounts of Potential Compensation

The table below summarizes potential payments and benefits that an Executive Officer could be entitled to receive from the Company if the Offer is consummated and, for certain payments and benefits (including the value of payments made with respect to the cash out of the stock options and restricted stock units) upon the Appointment Time or if the Executive Officer incurs certain terminations of employment, as discussed below. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by an Executive Officer may differ in material respects from the amounts set forth below.

For purposes of calculating such potential amounts, we have assumed an Appointment Time of January 31, 2012, including with respect to calculating the portion of equity awards subject to accelerated vesting, and except for Mr. Smith, have further assumed that each Executive Officer incurs a termination of his or her employment without “cause” or for “good reason” (as applicable) on such date that would entitle them to the benefits set forth in the table below.

Annex I-27

GOLDEN PARACHUTE COMPENSATION

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Kevin Goodwin,	$2,200,000	$3,568,500	$24,300	N/A	$5,792,800
Chief Executive Officer and President

Anil Amlani,	$469,425	$6,450,171	$1,275	N/A	$6,920,871
Chief Financial Officer

Marcus Y. Smith,	$790,000	$1,831,594	$25,774	N/A	$2,647,368
Former Chief Financial Officer

John W. Sparacio,	$1,200,000	$2,381,100	$12,252	$633,335	$4,226,687
Chief Operating Officer

James M. Gilmore,	$975,000	$1,129,275	$24,171	N/A	$2,128,446
Senior Vice President, Product Innovation and Delivery

Diku Mandavia, M.D.,	$1,040,000	$1,377,000	$25,258	$583,719	$3,025,977
Senior Vice President and Chief Medical Officer

(1)	Amounts in this column represent the cash severance payments under the Company’s Senior Management Employment Agreements, if the Executive Officer is terminated without “cause” or voluntarily terminates for “good reason,” (i.e., “double-trigger” severance payments) following a “change in control.” Payment would be contingent upon the executive’s (a) compliance with a 12-month non-solicit of employees obligation (such 12-month period commencing on the date of termination), (b) execution and non-revocation of a waiver and release of claims, and (c) continued compliance with a proprietary information agreement with the Company. Severance would be paid as a cash lump sum within 60 days of the employment termination date, in an amount equal to the sum of (x) twice the executive’s then current annual salary or the annual salary immediately prior to the “change in control”, whichever is higher, and (b) twice the percentage of the executive’s annual salary paid as a bonus for the fiscal year immediately preceding the “change in control” or, if no such bonus has been paid or determined, 100% of the executive’s target bonus for the most recent fiscal year prior to the “change in control.” For Mr. Smith only, the amount in this column represents the cash severance payment under the Interim Agreement, if, following Mr. Smith’s termination of employment, the closing of the Merger occurs prior to June 1, 2012. The double trigger severance payment would be paid within 30 days of the Appointment Time as a cash lump sum equal to two years of Mr. Smith’s annual base salary plus two times Mr. Smith’s annual target bonus for 2011. Payment would be contingent upon Mr. Smith signing a general release and waiver of claims and upon his cooperative and diligent provision of “transition services.” For Mr. Amlani only, the amount in this column represents the cash severance payment under the 2010 Employment Agreement of 12 month’s base salary plus one additional month of base salary for each year of completed service with VisualSonics Mr. Amlani would be entitled to if he is terminated without “cause.” Payment would be contingent upon Mr. Amlani signing a release in a form acceptable to the Company. Mr. Amlani’s cash severance was converted using the exchange rate of 1 CDN: 0.98042 USD as of January 6, 2012.
(2)

Amounts in this column represent cash to be received in respect of stock options and restricted stock units whose vesting will accelerate (i.e., “single-trigger” acceleration) at the Appointment Time. Pursuant to the Merger Agreement, all stock options and restricted stock units that are unvested and outstanding as of the Appointment Time will automatically accelerate in full and be entitled to a cash payment as described below and a termination of employment is not required before payment of these amounts can occur. The payment for stock options will be in an amount (subject to tax withholding, if applicable) equal to the product of (x) the aggregate number of shares of common stock of the Company subject to such options and (y) the

Annex I-28

excess, if any, of the Offer Price of $54.00 over the per share exercise price of each stock option and will be made within 10 days following the Appointment Time. The value of the “single-trigger” vesting acceleration for stock options for Mr. Goodwin is $1,408,500, for Mr. Amlani is $1,723,281, for Mr. Sparacio is $761,100, for Mr. Gilmore is $211,275, and for Mr. Mandavia is $0. The payment will be in an amount (subject to tax withholding, if applicable) equal to the product of (x) the aggregate number of shares of common stock of the Company subject to such stock options and (y) the Offer Price $54.00, payable within 10 days following the Appointment Time. The value of the “single-trigger” vesting acceleration for restricted stock units for Mr. Goodwin is $2,160,000, for Mr. Amlani is $4,726,890, for Mr. Sparacio is $1,620,000, for Mr. Gilmore is $918,000, and for Mr. Mandavia is $1,377,000. For Mr. Smith only, pursuant to the Interim Agreement, if, following Mr. Smith’s termination of employment with the Company, the closing of the Merger occurs prior to June 1, 2012, Mr. Smith will receive the treatment provided for in the Merger Agreement (as described above) applied to the outstanding stock options and restricted stock units held by him (i.e., “double-trigger acceleration). The value of the “double-trigger” vesting acceleration for stock options for Mr. Smith is $481,594 and the value of the “double-trigger” vesting acceleration for restricted stock units for Mr. Smith is $1,350,000.
(3)	Amounts in this column represent the estimated value of payments for continuation of medical coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) for 12 months, to which the Executive Officer would be entitled under the Company’s Senior Management Employment Agreement if, the Executive Officer is terminated without “cause” or voluntarily terminates for “good reason,” (i.e., “double-trigger” COBRA payments) following a “change in control”. For Mr. Smith only, pursuant to the Interim Agreement, if, following Mr. Smith’s termination of employment with the Company, the closing of the Merger occurs prior to June 1, 2012, the amount in this column represents the estimated value of the 12 month “double-trigger” COBRA payments he will be entitled to receive. For Mr. Amlani only, the amount in this column represents the estimated value for the continuation of group benefits coverage for the minimum period required under applicable law, to which Mr. Amlani would be entitled under the 2010 Employment Agreement if he is terminated without “cause.”
(4)	Amounts in this column represent the estimated value of payments for the gross-up of any excess parachute payment excise taxes, if the “double-trigger” payments or benefits under the Senior Management Employment Agreement, together with any other benefits, trigger such excise taxes for the Executive Officers (i.e., “double-trigger” gross-up payment). For Mr. Smith only, pursuant to the Interim Agreement if, following Mr. Smith’s termination of employment with the Company, the Closing of the Merger occurs prior to June 1, 2012, the amount in the column represents the estimated value of the “double-trigger” gross-up payment Mr. Smith would be entitled to, if the “double-trigger” severance and COBRA payments under the Interim Agreement, together with any other benefits, trigger such excise taxes.

NON-EMPLOYEE DIRECTOR COMPENSATION

We use a combination of cash and stock-based incentive compensation to compensate our board members. In early 2011, the compensation committee reassessed director cash and equity compensation in light of market data from comparable companies. Based upon this analysis and as more fully described below, the committee decided to adjust director compensation, beginning in 2011, by (1) changing the cash portion of compensation to an annual retainer, without additional payments for committee membership or meeting attendance, and (2) moving to an equity award structure in which the number of shares subject to awards are determined based upon a specified dollar value on the date of grant (rather than based upon pre-established share numbers).

Cash Compensation

Directors who are our employees do not receive any fee for their services as directors.

In 2011, nonemployee directors were paid an annual retainer of $50,000. Additionally, annual retainers were paid for the following chairpersons: audit committee: $20,000, compensation committee: $10,000, nominating

Annex I-29

and corporate governance committee: $5,000 and transaction committee: $5,000. Any nonemployee director serving as chairman of the board was paid an additional annual retainer of $50,000. No additional amounts will be paid for committee memberships or attendance at committee meetings. We continued to reimburse directors for their reasonable travel expenses for board meeting attendance.

Stock Program

Directors are eligible to receive restricted stock and stock options under our 2005 Plan.

In 2011, each nonemployee director automatically received restricted stock units valued at $70,000 on the date of his or her initial election or appointment as director. Thereafter, each nonemployee director, including the chairperson, received restricted stock units valued at $70,000 immediately following the next year’s annual meeting of shareholders (provided such directors did not receive an initial grant upon appointment to the board of directors in that same year), and following each annual meeting of shareholders thereafter for as long as the director serves on our board. The valuation of restricted stock units for each grant was based upon the company’s stock price on the date of grant. All restricted stock units granted to directors after 2010 immediately vest on the date of grant.

In August 2010, upon Mr. Cramer’s announcement of his resignation, the Board approved a resolution to provide for the accelerated vesting of 10,000 of Mr. Cramer’s outstanding restricted stock units in recognition of his efforts on behalf of the company. The restricted stock units vested immediately prior to the 2011 annual meeting of shareholders.

Stock Ownership Guidelines

In July 2011, the Board revised the stock ownership guidelines for directors to provide for the following guidelines:

(a) For each non-employee directors, stock ownership of at least three times the annual retainer paid to such director;

(b) For each employee director, stock ownership of at least three times the annual base salary paid to such director; and

(c) all directors should achieve compliance with the guidelines within four years after approval of the guidelines.

Fiscal Year 2011 Director Compensation

The following table summarizes non-employee director compensation during fiscal year 2011:

Name (1)	Fees Earned Or Paid In Cash	Stock Awards (2)	Option Awards (3)	Total
Kirby L. Cramer (4)	$13,517	$ —	—	$13,517

Carmen L. Diersen	$51,542	$70,011	—	$121,553

Steven R. Goldstein, M.D.	$46,947	$70,011	—	$116,958

Paul V. Haack	$66,164	$70,011	—	$136,175

Robert G. Hauser, M.D.	$91,300	$70,011	—	$161,311

Rodney F. Hochman, M.D.	$46,056	$70,011	—	$116,067

Richard O. Martin, Ph.D.	$53,542	$70,011	—	$123,553

William G. Parzybok, Jr.	$56,056	$70,011	—	$126,067

Annex I-30

(1)	Kevin Goodwin, our president and chief executive officer, is not included in this table as he is an employee of the company and thus receives no compensation for his service as a director. The compensation received by Mr. Goodwin as an employee is shown in the Summary Compensation Table.
(2)	The amounts included in the “Stock Awards” column represent the grant-date fair value of the awards granted by the company in 2010 related to stock awards granted to directors. As of the end of fiscal year 2011, the directors had the following restricted stock unit awards outstanding: Ms. Diersen: 4,999; Dr. Goldstein: 4,999; Mr. Haack: 4,999; Dr. Hauser: 9,999; Dr. Hochman: 4,999; Dr. Martin: 4,999 and Mr. Parzybok: 4,999.
(3)	As of the end of fiscal year 2011, the directors had the following stock option awards outstanding: Ms. Diersen: 35,000; Dr. Goldstein: 65,000; Mr. Haack: 25,000; Dr. Hauser: 45,000; Dr. Hochman: 0; Dr. Martin: 0 and Mr. Parzybok: 42,201.
(4)	Mr. Cramer retired from our Board in April 2011.

Compensation Committee Report

The information contained in the following report of the compensation committee of our board of directors shall not be deemed to be “soliciting material” or “filed” with the SEC except to the extent that SonoSite specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The compensation committee of the board of directors of SonoSite, Inc. has reviewed and discussed the Compensation Discussion and Analysis contained in this Schedule 14D-9 with management. Based on our compensation committee’s review of and the discussions with management with respect to the Compensation Discussion and Analysis, our compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this Schedule 14D-9 for filing with the SEC.

The foregoing report is provided by the following directors, who constitute the compensation committee:

Compensation Committee

WILLIAM G. PARZYBOK, JR. (Chairman)

ROBERT G. HAUSER, M.D.

STEVEN R. GOLDSTEIN, M.D.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

All members of the compensation committee are independent directors, and none of them serve as a member of a compensation committee (or equivalent) or board of directors of any entity that has one or more executive officers serving as a member of our compensation committee or board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Except as otherwise noted, the following table summarizes information regarding the beneficial ownership of our outstanding common stock as of January 10, 2012, for:

•	each person or group that we know owns more than 5% of the common stock,

•	each of our directors,

•	each of our executive officers named in the summary compensation table, and

•	all of our directors and executive officers as a group.

Annex I-31

Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting or investment power. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names. As of January 10, 2012, 14,100,874 shares of common stock were issued and outstanding. The officers and directors in the following table can be reached at our principal offices.

Name and Address of Beneficial Owner	Number of Shares Owned	Number of Restricted Stock Units Beneficially Owned (1)	Number of Stock Options Beneficially Owned (2)	Percent of Shares Beneficially Owned
BlackRock, Inc. and affiliated entities (3)	2,516,287	—	—	17.8%
40 East 52nd Street
New York, NY 10022
Wells Fargo & Company and affiliated entities (4)	1,258,728	—	—	8.9%
420 Montgomery Street
San Francisco, CA 94163
State of Wisconsin Investment Board (5)	830,000	—	—	5.9%
121 East Wilson Street
Madison, Wisconsin 53703
Champlain Investment Partners, LLC (6)	805,145	—	—	5.7%
346 Shelburne Road, 6th Floor
Burlington, VT 05401
Kevin M. Goodwin	170,164	—	203,559	2.6%
Steven R. Goldstein, M.D.	16,629	—	65,000	*
William G. Parzybok, Jr.	18,758	—	42,201	*
Robert G. Hauser, M.D.	24,029	—	45,000	*
Carmen L. Diersen	19,529	—	35,000	*
James M. Gilmore	39,510	3,696	16,875	*
Marcus Y. Smith (7)	35,928	—	39,063	*
Anil Amlani (8)	—	—	21,636	*
Paul V. Haack	23,029	—	25,000	*
John W. Sparacio (9)	33,000	—	—	*
Richard O. Martin, Ph.D.	17,029	—	—	*
Rodney F. Hochman, M.D.	12,029	—	—	*
Diku Mandavia, M.D.	25,500	—	—	*
All directors and named executive officers as a group (12 people)	483,159	3,696	967,010	6.7%

*	Less than one percent.
(1)	Consists of restricted stock units subject to vesting within 60 days of December 31, 2011.
(2)	Consists of shares subject to options exercisable within 60 days of December 31, 2011.
(3)	Based on publicly available information as of December 31, 2010, as contained in a Schedule 13G filed with the SEC.
(4)	Based on publicly available information as of August 31, 2011, as contained in a Schedule 13G filed with the SEC.
(5)	Based on publicly available information as of September 30, 2011, as contained in a Form 13F filed with the SEC.
(6)	Based on publicly available information as of September 30, 2011, as contained in a Form 13F filed with the SEC.

Annex I-32

(7)	Mr. Smith resigned as our Chief Financial Officer effective as of January 2, 2012.
(8)	Mr. Amlani was appointed as our Chief Financial Officer effective as of January 2, 2012.
(9)	Mr. Sparacio was appointed as our Chief Operating Officer on June 29, 2011.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The company recognizes that transactions between the company and any of its directors or executives can present potential or actual conflicts of interest and create the appearance that company decisions are based on considerations other than the best interests of the company and its shareholders. Nevertheless, the company recognizes that there are situations where such transactions may be in, or may not be inconsistent with, the best interests of the company. Therefore, pursuant to the requirements of its charter, the audit committee of the board of directors reviews and, if appropriate, approves or ratifies any such transactions in which the company is or will be a participant, and in which any of the company’s directors or executives had, has or will have a direct or indirect material interest. The committee will only approve or ratify those transactions that are in, or are not inconsistent with, the best interests of the company and its shareholders, as the committee determines in good faith.

Change in Control Agreements With our Executive Officers. We have entered into change in control agreements with our named executive officers. See “Potential Payments Upon Termination or Change In Control.”

Indemnification Agreements. Our articles of incorporation and bylaws allow us to indemnify our officers and directors to the fullest extent permitted by the Washington Business Corporation Act. In addition, our articles provide the company with the authority to purchase director and officer liability insurance to meet these obligations. We currently provide such insurance and intend to maintain it.

In addition, we have entered into indemnification agreements with our directors and key executives, including our named executive officers. These agreements require us to advance fees and expenses incurred by a director or officer in defense of a legal proceeding brought against him or her as a result of actions performed as a director or officer. The advancement of such costs is conditioned upon the director or officer providing to us an undertaking stating that such costs will be repaid to us if there is a final adjudication by a court that the individual is not entitled to such indemnification. The agreement obligates us to pay any damages, losses, and claims resulting from such legal proceeding, with the exception of actions, claims or proceedings (i) in which the director or officer is adjudged liable to us; (ii) in which the director or officer is adjudged liable on the basis that personal benefit was improperly received by the director or officer (for example, insider trading and short swing trading under Section 16); (iii) in which the director or officer is adjudged to have engaged in intentional misconduct or a knowing violation of law; or (iv) if we are otherwise prohibited by applicable law from paying such indemnification.

Related Party Transactions in 2011. During fiscal 2011, Swedish Medical Center (“Swedish”) purchased $358,001 of our ultrasound products and related accessories. One of the company’s directors, Rodney F. Hochman, M.D., is Chief Executive Officer of Swedish. These purchases were made in the ordinary course of business on commercially reasonable terms.

We are a principal owner of Carticept Medical, Inc. (“Carticept”), and Kevin Goodwin, our CEO and one of our directors, sits on the board of directors of Carticept. Carticept also distributed our products in certain U.S. medical specialties in 2011.

Annex I-33

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers, directors and persons who beneficially own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons that no forms were required for those persons, we believe that during the 2011 fiscal year, all filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with, except for a Form 4 for Dr. Martin and a Form 4 for Mr. Parzybok, which were each filed three days late.

Annex I-34

Annex II

J.P. Morgan’s Opinion Letter

December 14, 2011

The Board of Directors

SonoSite, Inc.

21919 30th Drive SE

Bothell, WA 98021

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of SonoSite, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of December 15, 2011 (the “Agreement”), among the Company, FUJIFILM Holdings Corporation (the “Acquiror”) and its wholly-owned subsidiary, Salmon Acquisition Corporation (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $54.00 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, (a) in the event of a Long-Form Merger (as defined in the Agreement), Acquisition Sub shall be merged with and into the Company or (b) in the event of a Short-Form Merger (as defined in the Agreement), the Company shall be merged with and into Acquisition Sub (in either case, the “Merger”) and, in either case, each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror and its affiliates and other than Dissenting Company Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed a draft dated December 14, 2011 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. In addition, we have been advised that the Company’s management has not assigned any specific weighting to the various financial forecast scenarios provided to us and believe that each of these scenarios are equally likely to occur. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company, the Acquiror, and Acquisition Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have provided treasury and securities services to the Acquiror, for which we receive customary compensation. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities. In connection with the issuance by the Company of convertible notes, the Company entered into hedging transactions with one of our affiliates pursuant to which our affiliate sold the Company certain net-share settled call options and the Company sold our affiliate certain net-share settled, European-style call options.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any Schedule 14D-9, proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC